Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.ca
Our File No.: 44609-8

[redacted]

November 10, 2008

DELIVERED BY COURIER

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski
General Counsel
Calfrac Well Services Ltd.

11/12

SCHEDULE

Press Releases

1. News Release – English, dated June 20, 2008.
2. News Release – English, dated July 29, 2008.
3. New Release – English, dated August 6, 2008.
4. Other, dated August 13, 2008.
5. Interim Financial Statements – English, August 13, 2008.
6. Form 52-109F2 – Certificate of Interim Filings – CFO, dated August 13, 2008.
7. Form 52-109F2 – Certificate of Interim Filings – CEO, dated August 13, 2008.
8. MD&A – English, dated August 13, 2008.
9. News Release – English, dated October 20, 2008.
10. News Release – English, dated October 20, 2008.
11. News Release – English, dated October 29, 2008.
12. News Release – English, dated November 5, 2008.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Dividend

CALGARY, June 20 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that the Board of Directors has declared a dividend pursuant to Calfrac's semi-annual dividend policy. The dividend of $0.05 per common share will be paid on July 15, 2008 to shareholders of record on July 3, 2008.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Mexico, Russia and Argentina.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom Medvedic, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 08:46e 20-JUN-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Second Quarter 2008 Earnings Release and Conference Call

CALGARY, July 29 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Second Quarter 2008 results after the markets close on Wednesday, August 6, 2008. A conference call has been scheduled for 9:00 a.m. MDT (11:00 a.m. EDT) on Thursday, August 7, 2008. If you wish to participate in the conference call, please call (866) 250-4909 or (416) 915-5648 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until August 14, 2008. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21279298 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:10e 29-JUL-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Second Quarter Results

CALGARY, Aug. 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) is pleased to announce its financial and operating results for the three and six months ended June 30, 2008.

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HIGHLIGHTS

	Three Months Ended June 30, 2008	2007	Change	Six Months Ended June 30, 2008	2007	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	92,785	87,778	6	235,255	216,285	9
Gross margin(1)	8,423	22,095	(62)	46,163	60,317	(23)
Net income (loss) before stock-based compensation expenses	(13,790)	515	(2,778)	1,099	20,120	(95)
Per share						
- basic	(0.37)	0.01	(3,800)	0.03	0.55	(95)
- diluted	(0.37)	0.01	(3,800)	0.03	0.55	(95)
Net income (loss)	(15,469)	(303)	(5,005)	(1,200)	18,474	(107)
Per share						
- basic	(0.41)	(0.01)	(4,000)	(0.03)	0.51	(106)
- diluted	(0.41)	(0.01)	(4,000)	(0.03)	0.51	(106)
Cash flow from operations(2)	(9)	10,835	(100)	28,780	39,662	(27)
Per share						
- basic	-	0.30	(100)	0.77	1.09	(29)
- diluted	-	0.30	(100)	0.77	1.09	(29)
EBITDA(3)	(813)	14,569	(106)	30,234	44,892	(33)
Per share						
- basic	(0.02)	0.40	(105)	0.81	1.24	(35)
- diluted	(0.02)	0.40	(105)	0.80	1.23	(35)
Working capital	94,056	86,971	8	94,056	86,971	8
Shareholders' equity	364,068	321,218	13	364,068	321,218	13
Weighted average common shares outstanding (No.)						
Basic	37,728	36,399	4	37,558	36,348	3
Diluted	37,952	36,433	4	37,598	36,412	3
				(No.)	(No.)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing				25	23	9
Coalbed methane				4	4	-
Total				29	27	7
Coiled tubing units				18	15	20
Cementing units				17	15	13

---

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under generally accepted accounting principles (GAAP) and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three and six months ended June 30, 2008 and discuss our prospects for the remainder of the year. During the second quarter, our Company:

- experienced strong levels of activity in western Colorado and Arkansas;

- was awarded a major tender for fracturing services within some of western Canada's newest unconventional resource plays;

- prepared for increased activity in Canada throughout the remainder of 2008 and into 2009 by adding field personnel, maintaining existing equipment and enhancing pumping capacity;

- deployed an additional fracturing spread into Mexico to improve the overall equipment utilization in this market; and

- commenced cementing operations in Argentina.

Financial Highlights

For the three months ended June 30, 2008, the Company:

- realized revenue of $92.8 million, an increase of six percent from the comparable period in 2007;

- incurred a net loss of $15.5 million or $0.41 per share (basic), however, assuming a Canadian statutory income tax rate of approximately 30 percent, the net loss would have decreased to $10.3 million or $0.27 per share (basic); and;

- exited the quarter in strong financial condition with working capital of $94.1 million and undrawn credit facilities of $90.0 million.

For the six months ended June 30, 2008, Calfrac:

- increased revenue by nine percent from the first six months of 2007 to $235.3 million;

- recorded a net loss of $1.2 million or $0.03 per share (basic);

- generated cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic); and

- achieved EBITDA of $30.2 million or $0.81 per share (basic).

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Operational Highlights

Evaluation of the Quarter's Results

Calfrac expected to incur a net loss in the traditionally slower second quarter, in which the effects of spring break-up in western Canada reduce field activity levels. The Company took advantage of the opportunity offered by reduced activities to perform extensive equipment maintenance and to add and train new personnel in anticipation of high activity throughout the remainder of the year and the first quarter of 2009. As a result, Canadian repairs and maintenance expenses and personnel costs were higher than the same quarter of the prior year by approximately $3.8 million and $2.3 million, respectively.

During the quarter, field activities in western Canada were slowed further by particularly wet weather in central and southern Alberta during May and June. In addition, operational delays encountered by a couple of our larger customers in western Canada added to Calfrac's operating costs and reduced margins. Furthermore, although the jobs completed in the second quarter of 2008 were relatively large, they were subject to spring break-up pricing. Calfrac also incurred start-up costs related to the deployment of a second fracturing crew into Mexico as well as the commencement of cementing operations in Argentina which negatively impacted the net income for the second quarter. Consequently, the Company's overall costs and net loss during the quarter were both substantially higher than initially expected. As noted above, our tax position in Canada further contributed to the impact on net earnings. As a result of the amalgamation with Denison Energy Inc. in 2004, the Company has been subject to a lower effective tax rate on earnings in Canada. Unfortunately, in periods where the Company sustains losses, only a minimal tax recovery is recorded.

While we are disappointed with the quarter's financial results, the contributing factors referred to above are not expected to be recurring items. We remain optimistic about the strength of the pressure pumping markets throughout Calfrac's operating areas worldwide, and we are confident in Calfrac's prospects for operational and financial growth in the second half of 2008 and 2009.

Calfrac's growth plan is supported by an array of strengths and advantages that bode well for our future success, including:

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- a modern, well maintained equipment fleet;
- a focus on research, development and technology;
- a strong presence in growing North American resource plays that require complex fracturing;
- geographical diversification;
- a strong financial position;
- a customer list which includes the most active operators in each of our geographic segments;
- favourable industry reputation; and
- excellent personnel in the field as well as in our district, regional and corporate offices.

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Canada

During the second quarter of 2008, the Company's activity levels in Canada were lower than expected, which was due mainly to extremely wet weather in central and southern Alberta during May and June. Activity was concentrated in the deeper basins of northern Alberta and northeast British Columbia but was subject to spring break-up pricing as a result of lower overall industry utilization during this quarter. Consequently, the Company sustained a second quarter loss which was compounded by only a nominal income tax recovery due to the tax attributes from the amalgamation with Denison Energy Inc. While these tax attributes serve to significantly lower income tax expenses in periods of profitability, they also materially reduce income tax recoveries in quarters when losses are incurred.

In anticipation of higher levels of natural gas drilling activity throughout the remainder of 2008 and into 2009, Calfrac's Canadian operations during the quarter were focused on hiring and training new field personnel, repairing existing equipment and adding new pumping capacity to its fracturing equipment fleet.

In June, the Company was awarded a one-year tender to provide fracturing and deep coiled tubing services for a major customer that is actively developing the Montney unconventional resource play in northeast British Columbia and the foothills of Alberta.

United States

Calfrac's U.S. fracturing and cementing operations were very active during the second quarter of 2008. The commissioning of the Rocky Mountain Express Pipeline earlier in the year helped to alleviate the natural gas take-away limitations in western Colorado and resulted in a record quarter of activity for the Company's operations based in Grand Junction. Fracturing equipment and personnel were temporarily redeployed from the DJ Basin to the Piceance Basin in order to assist with meeting the strong demand for our pressure pumping services in that region.

The Company's fracturing operations in Arkansas reached record activity levels in the three months ended June 30, 2008, as the trend continued in the Fayetteville basin towards completing large, high-rate, multi-stage fracturing jobs. Activity from Calfrac's cementing operations in Arkansas also increased to record levels during the second quarter due to a new contract with a major oil and natural gas company operating in this region and to additional customer demand.

Overall industry pricing pressures in the United States continued during the second quarter. The pricing decline is believed to have reached its trough, however, and we anticipate that this region will remain a key driver of the Company's future financial performance.

Russia

Calfrac's current Russian equipment fleet of three fracturing spreads and five coiled tubing units continued to be highly utilized throughout the Company's two operating regions within Western Siberia during the first half of the year. The Company remains focused on improving the future financial results of this geographical market by realizing operating efficiencies and prudently pursuing new growth opportunities.

Mexico

The Company deployed a second fracturing spread into the Burgos field of northern Mexico in late April and commenced operating this equipment early in the third quarter. We believe that this broader scale of operations will provide the foundation for improved financial performance.

Argentina

Calfrac established a district base in Catriel, Argentina during the first quarter and recently began cementing operations under the terms of a

negotiated arrangement with a local oil and natural gas company. The Company intends to grow this operation and services provided as the market in Argentina develops over time.

Outlook

North American natural gas prices are expected to remain strong in the short and long term, providing the foundation for higher drilling activity levels, which will be primarily focused on the development of new unconventional natural gas resource plays.

In Canada, higher natural gas prices have resulted in strong demand for pressure pumping services in the deeper, more technically complex unconventional reservoirs of the Western Canada Sedimentary Basin. These new resource plays require significant hydraulic pumping capacity in order to perform multiple fractures per well at high pumping rates and pressures. This industry trend is expected to continue as these resource plays develop over time. Additionally, drilling activity in the shallow gas regions of southern Alberta is also anticipated to remain relatively active during 2008 with increased activity anticipated for 2009 and 2010, offset slightly by lower levels of activity in the coalbed methane (CBM) fracturing market.

The Company anticipates that activity levels in the Piceance Basin of the Rocky Mountain region and the Fayetteville Shale play of Arkansas will remain very strong during the remainder of 2008. Calfrac believes that competitive pricing pressures have stabilized and will be offset somewhat by higher levels of equipment utilization as the industry trend toward developing tight sand and shale gas reservoirs continues in existing and new basins. Calfrac expects that its United States operations will be a key driver of the Company's consolidated financial results for the remainder of 2008 and beyond.

In Russia, the Company's annual contracts with one of Russia's largest oil and natural gas companies are expected to ensure high levels of equipment utilization in Western Siberia throughout the remainder of the year. Calfrac will continue to review its fracturing and coiled tubing operations with a view to improving financial returns.

A second fracturing spread and related support equipment were deployed into Mexico in late April. It is anticipated that the addition of this equipment and the resulting larger operating scale will help transition operations from the current start-up phase and result in higher levels of activity, better equipment utilization and improved financial performance from this geographical segment.

The Company commenced cementing operations in Argentina during the second quarter of 2008 under the terms of a negotiated arrangement with a local oil and natural gas company. In conjunction with a strong local management team, the Company will continue to evaluate future opportunities and prudently expand the scale of operations as the pressure pumping market in Argentina continues to develop.

Calfrac is also pleased to announce that its Board of Directors has approved a $27 million increase to the 2008 capital program, for a revised total of $99 million. The additional capital will be focused mainly on constructing a new high-rate conventional fracturing spread and a deep coiled tubing unit for the Canadian market in time for the 2009 winter drilling season. The addition to the 2008 capital program is expected to be funded from the Company's cash on hand and cash flow from operations.

The Company is also pleased to announce that Fernando Aguilar was elected to Calfrac's Board of Directors at the most recent Annual General Meeting in May. Mr. Aguilar's extensive international experience within the oilfield services sector will be a significant benefit to Calfrac and its Board of Directors.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

August 5, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of August 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and six months ended June 30, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

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Consolidated Highlights

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended June 30, 2008, the Company:

- generated revenue of $92.8 million compared to $87.8 million in the same period of 2007;
- incurred a net loss of $15.5 million or $0.41 per share (basic) versus a net loss of $0.3 million or $0.01 per share (basic) in the same period of 2007;
- experienced a decrease of $10.8 million or $0.30 per share (basic) in cash flow from operations before changes in non-cash working capital during the second quarter of 2008 as compared to the corresponding quarter in 2007; and
- exited the quarter in strong financial condition with working capital of $94.1 million and undrawn credit facilities of $90.0 million.

For the six months ended June 30, 2008, the Company:

- increased revenue by nine percent to $235.3 million from $216.3 million in the first half of 2007;
- recorded a net loss of $1.2 million or $0.03 per share (basic) versus net income of $18.5 million or $0.51 per share (basic) in the same period of 2007; and
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic) compared to $39.7 million or $1.09 per share (basic) in the same period of 2007.

Financial Overview - Three Months Ended June 30, 2008 Versus Three Months Ended June 30, 2007

Canada

Three Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	32,231	29,352	10
Expenses			
Operating	38,744	28,918	34
Selling, General and Administrative (SG&A)	2,299	2,205	4
	41,043	31,123	32
Operating Loss	(8,812)	(1,771)	(397)
Operating Loss (%)	-27.3%	-6.0%	
Fracturing Revenue Per Job - Canada ($)	60,792	49,441	23
Number of Fracturing Jobs - Canada	444	543	(18)

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Revenue

Revenue from Calfrac's Canadian operations during the second quarter of 2008 increased by ten percent to $32.2 million from $29.4 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $27.0 million, consistent with the $26.8 million earned in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 444 Canadian fracturing jobs for average revenue of $60,792 per job compared to 543 jobs for average revenue of $49,441 per job in the same period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in northern Alberta and northeast British Columbia, combined with fewer lower revenue fracturing jobs being completed in central and southern Alberta due to extremely wet weather during May and June 2008.

Revenue from the Company's coiled tubing operations in western Canada increased by $2.3 million from the comparable period in 2007 to $3.4 million in the second quarter of 2008. During this period Calfrac completed 275 jobs for average revenue of $12,374 per job compared to 735 jobs for average revenue of $1,526 per job in the same quarter of 2007. The increase in the average revenue per job was due primarily to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of low-revenue jobs, as a result of extremely wet weather in May and June 2008, as well as to an increase in activity in the deeper reservoirs of the Western Canada Sedimentary Basin, which generate fewer but higher-revenue jobs.

Calfrac's Canadian cementing operations during the second quarter of 2008 achieved revenue of $1.8 million, a 33 percent increase from the $1.4 million recorded in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 166 jobs for average revenue of $11,062 per job, compared to 115 jobs for average revenue of $12,034 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses

Operating expenses in Canada increased by 34 percent to $38.7 million during the second quarter of 2008 from $28.9 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the remainder of 2008 combined with higher fuel expenses. The Company also incurred significant costs in transporting product to remote operating locations during the quarter.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for Calfrac's Canadian operations were $2.3 million during the second quarter of 2008 compared to $2.2 million in the corresponding period of 2007.

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United States and Latin America

Three Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	45,497	41,056	11
Expenses			
Operating	34,053	24,120	41
SG&A	1,925	1,205	60
	35,978	25,325	42
Operating Income	9,519	15,731	(39)
Operating Income (%)	20.9%	38.3%	
Fracturing Revenue Per Job - United States ($)	56,820	83,448	(32)
Number of Fracturing Jobs - United States	693	492	41

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Revenue

Revenue from Calfrac's United States operations increased by two percent during the second quarter of 2008 to $41.8 million from $41.1 million in the same quarter of 2007. For the three months ended June 30, 2008, Calfrac's Mexican and Argentinean operations generated revenue of $3.3 million and $0.4 million, respectively. The Company commenced fracturing operations in Mexico during the fourth quarter of 2007 and commenced cementing operations in Argentina during the second quarter of 2008. Accordingly, there was no revenue recorded in the comparable period of the prior year for these operations. The increase in U.S. revenue was due primarily to higher fracturing activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region resulting from the completion of more fracturing stages per well, combined with an increase in cementing activity in Arkansas. These positive U.S. results were almost entirely offset by competitive pricing pressures, lower activity levels in the Denver Julesberg (DJ) Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $3.5 million.

In the second quarter of 2008, the Company completed 693 fracturing jobs in the United States for average revenue of $56,820 per job compared to 492 jobs for average revenue of $83,448 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of an increase in the average number of stages completed in each day, competitive pricing pressures in all operating districts and the impact of a stronger Canadian dollar.

Operating Expenses

Operating expenses in the United States and Latin America were $34.1 million for the three months ended June 30, 2008, an increase of 41 percent from the comparative period in 2007. The increase was due mainly to start-up expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to the commencement of cementing operations in Arkansas during the third quarter of 2007, partially offset by the impact of a stronger Canadian dollar which reduced Calfrac's reported operating costs.

SG&A Expenses

In the second quarter of 2008, SG&A expenses in the United States and Latin America increased by $0.7 million from the comparable period in 2007 to $1.9 million primarily due to a larger number of divisional staff used to support Calfrac's broader U.S. operations and to the commencement of operations in Mexico and Argentina.

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Russia

Three Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	15,057	17,370	(13)
Expenses			
Operating	11,009	12,459	(12)
SG&A	1,019	835	22
	12,028	13,294	(10)
Operating Income	3,029	4,076	(26)
Operating Income (%)	20.1%	23.5%	

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Revenue

The Company's revenue from Russian operations during the second quarter of 2008 decreased by 13 percent to $15.1 million from $17.4 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008 and the impact of a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the three months ended June 30, 2008 had remained consistent with the same quarter in 2007, reported revenue for Calfrac's Russian operations would have increased by approximately $1.3 million.

Operating Expenses

Operating expenses for the Company's Russian operations in the second quarter of 2008 were $11.0 million compared to $12.5 million in the same period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the impact of a lower U.S. dollar, offset partially by higher fuel expenses and costs associated with increased coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended June 30, 2008 versus $0.8 million in the corresponding period of 2007, primarily as a result of higher personnel costs offset partially by the impact of an appreciating Canadian dollar.

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Corporate

Three Months Ended June 30,	2008	2007	Change
(000s) (unaudited)	($)	($)	(%)

Expenses			
Operating	557	185	201
SG&A	4,187	2,237	87
	4,744	2,422	96
Operating Loss	(4,744)	(2,422)	(96)

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Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The increase in operating expenses from the second quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

For the three months ended June 30, 2008, Corporate SG&A expenses were $4.2 million compared to $2.2 million in the second quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's broader operations and an increase of $0.9 million related to stock-based compensation expenses.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $2.7 million for the second quarter of 2008 compared to $2.5 million for the same period of 2007. Interest expense for the three months ended June 30, 2008 relates mainly to Calfrac's senior unsecured notes, and increased from the second quarter of 2007 primarily due to lower interest income earned on the Company's surplus cash offset by the impact of a higher Canadian dollar.

For the three months ended June 30, 2008, depreciation expense increased by 41 percent to $12.3 million from $8.7 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

Income Tax Expenses

The Company recorded an income tax recovery of $0.3 million during the second quarter of 2008 compared to an income tax expense of $3.6 million in the same period of 2007. For the three months ended June 30, 2008, Calfrac recorded a current tax recovery of $2.3 million compared to an expense of $1.7 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.0 million for the quarter ended June 30, 2008 compared to $1.9 million for the same period of 2007. The effective income tax recovery rate for the three months ended June 30, 2008 was two percent compared to an effective tax rate of 109 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was a result of a majority of the second-quarter net loss being incurred in Canada which is only recovered at a nominal rate due to the income tax attributes resulting from the amalgamation with Denison Energy Inc., combined with lower profitability in both the U.S. and Russia, where Calfrac's operations are subject to income tax at full statutory rates.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended June 30, 2008 decreased by $10.8 million or $0.30 per share (basic) from the same period in 2007. The decrease in cash flow from operations resulted mainly from:

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- operating expenses in 2008 increasing by $18.7 million to $84.4 million; and
- an increase in SG&A expenses to $9.4 million in 2008 from $6.5 million in 2007;

offset partially by:

- revenue increasing by six percent over 2007 to $92.8 million in 2008;
- cash taxes decreasing by $4.0 million during 2008 from 2007; and
- foreign exchange gains of $0.1 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

Financial Overview - Three Months Ended June 30, 2008 Versus Three Months Ended March 31, 2008

Canada

Three Months Ended June 30 and March 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	32,231	83,085	(61)
Expenses			
Operating	38,744	60,172	(36)
SG&A	2,299	2,310	-
	41,043	62,482	(34)
Operating Income (Loss)	(8,812)	20,603	(143)
Operating Income (Loss) (%)	-27.3%	24.8%	
Fracturing Revenue Per Job - Canada ($)	60,792	52,995	15
Number of Fracturing Jobs - Canada	444	1,273	(65)

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Revenue

Calfrac's revenue from Canadian operations during the second quarter of 2008 decreased by 61 percent to $32.2 million from $83.1 million recorded in the first quarter of 2008. Canadian fracturing revenue for the three months ended June 30, 2008 was $27.0 million compared to $67.5 million in the first three months of 2008 due primarily to lower activity levels resulting from spring break-up and the impact of extremely wet weather in central and southern Alberta during May and June. During the second quarter, the Company completed 444 Canadian fracturing jobs for average revenue of $60,792 per job compared to 1,273 jobs for average revenue of $52,995 per job in the first quarter. The increase in fracturing revenue per job was primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeast British Columbia, combined with the completion of fewer shallow gas and coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations for the three months ended June 30, 2008 decreased by 58 percent to $3.4 million from $8.1 million recorded in the first quarter of 2008 primarily due to decreased activity levels resulting from the impact of spring break-up and extremely wet weather during May and June in central and southern Alberta. During the second quarter the Company completed 275 jobs for average revenue of $12,374 per job compared to 1,036 jobs for average revenue of $7,813 per job in the first quarter. The increase in the average revenue per job was due primarily to a higher

proportion of activity within the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $1.8 million in the second quarter versus $7.5 million during the first quarter. Cementing revenue decreased on a sequential basis primarily as a result of the impact of spring break-up on Canadian cementing operations and extremely wet weather experienced in central and southern Alberta during May and June. The Company completed 166 jobs for average revenue of $11,062 per job in the second quarter compared to 986 jobs for average revenue of $7,635 per job in the first quarter. Revenue per job during the second quarter increased from the first quarter primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada.

Operating Expenses

Operating expenses in Canada decreased by 36 percent to $38.7 million during the second quarter from $60.2 million in the first quarter. The decrease in operating expenses in Canada was primarily due to lower activity levels resulting from spring break-up and extremely wet weather in May and June in central and southern Alberta, offset partially by higher equipment repair and personnel expenses in preparation for higher activity levels throughout the remainder of 2008.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the second quarter were $2.3 million, consistent with the first quarter.

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United States and Latin America

Three Months Ended June 30 and March 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	45,497	44,508	2
Expenses			
Operating	34,053	31,560	8
SG&A	1,925	2,191	(12)
	35,978	33,751	7
Operating Income	9,519	10,757	(12)
Operating Income (%)	20.9%	24.2%	
Fracturing Revenue Per Job - United States ($)	56,820	67,966	(16)
Number of Fracturing Jobs - United States	693	587	18

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Revenue

The Company's revenue from United States operations during the second quarter of 2008 increased by two percent to $41.8 million from $40.9 million recorded in the first quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas offset slightly by lower activity in the DJ Basin. Calfrac completed 693 U.S. fracturing jobs for average revenue of $56,820 per job in the second quarter compared to 587 jobs for average revenue of $67,966 per job in the first quarter. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas.

Calfrac's revenue from fracturing operations in Mexico decreased to

$3.3 million during the second quarter from $3.6 million in the first quarter primarily due to lower fracturing activity levels.

Operating Expenses

During the second quarter, operating expenses in the United States and Latin America were $34.1 million compared to $31.6 million in the first quarter primarily due to higher proppant and fuel costs.

SG&A Expenses

SG&A expenses decreased by 12 percent to $1.9 million in the second quarter from $2.2 million in the first quarter primarily due to lower bonus expenses offset partially by higher costs to support the new operations in Mexico and Argentina.

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Russia

Three Months Ended June 30 and March 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	15,057	14,877	1
Expenses			
Operating	11,009	12,467	(12)
SG&A	1,019	700	46
	12,028	13,167	(9)
Operating Income	3,029	1,710	77
Operating Income (%)	20.1%	11.5%	

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Revenue

On a sequential quarterly basis, Calfrac's revenue from Russian operations increased by one percent to $15.1 million in the second quarter of 2008 from $14.9 million in the first quarter of 2008 due primarily to higher coiled tubing activity levels.

Operating Expenses

Operating expenses were $11.0 million in the second quarter compared to $12.5 million in the first quarter. The decrease in operating expenses was primarily due to lower maintenance costs, decreased fuel consumption due to warmer weather and a reduction in product costs resulting from the Company's customer supplying its own fracturing proppant.

SG&A Expenses

SG&A expenses were $1.0 million in the second quarter compared to $0.7 million in the first quarter primarily due to higher personnel costs.

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Corporate

Three Months Ended June 30 and March 31,	2008	2007	Change
(000s) (unaudited)	($)	($)	(%)

Expenses			
Operating	557	530	5
SG&A	4,187	3,063	37
	4,744	3,593	32
Operating Loss	(4,744)	(3,593)	(32)

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SG&A Expenses

On a sequential quarterly basis, Corporate SG&A expenses were $4.2 million in the second quarter of 2008, an increase of 37 percent from the first quarter of 2008, primarily due to a $1.1 million increase in stock-based compensation expenses.

Interest, Depreciation and Other Expenses

Net interest expense for the quarters ended June 30 and March 31, 2008 was consistent at $2.7 million.

In the second quarter of 2008, depreciation expense increased to $12.3 million from $11.8 million in the first quarter of 2008 primarily due to Calfrac's larger equipment fleet in North America.

Income Tax Expenses

For the three months ended June 30, 2008, the Company recorded an income tax recovery of $0.3 million compared to an income tax expense of $2.3 million in the three-month period ended March 31, 2008. The Company recorded a current tax recovery during the second quarter of 2008 of $2.3 million compared to a recovery of $0.1 million in the first three months of 2008. Calfrac recorded a future income tax expense of $2.0 million during the quarter ended June 30, 2008, a decrease of $0.4 million from the first quarter of 2008. The effective income tax recovery rate for the second quarter of 2008 was two percent compared to an effective tax rate of 14 percent for the three months ended March 31, 2008. The low effective income tax rate was a result of the Company's second quarter loss and first quarter earnings being mainly generated from Canada, which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the second quarter of 2008 was $28.8 million or $0.77 per share (basic) lower than for the first three months of 2008 primarily due to:

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- a $49.7 million decline in revenue to $92.8 million;
- SG&A expenses increasing to $9.4 million from $8.3 million in the previous quarter; and
- foreign exchange gains decreasing by $1.3 million to $0.1 million;

offset partially by:

- operating expenses decreasing by $20.4 million to $84.4 million; and
- current taxes decreasing by $2.2 million.

Summary of Quarterly Results

Three Months Ended	Sept. 30,	Dec. 31,	Mar. 31,	June 30,

	2006	2006	2007	2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	115,112	118,322	128,507	87,778
Gross margin(1)	36,500	34,488	38,222	22,095
Net income (loss)	19,418	16,907	18,777	(303)
Per share - basic	0.54	0.47	0.52	(0.01)
- diluted	0.53	0.46	0.52	(0.01)
Cash flow from operations(2)	27,560	25,507	28,827	10,835
Per share - basic	0.76	0.70	0.79	0.30
- diluted	0.76	0.70	0.79	0.30
EBITDA(3)	29,614	28,421	30,324	14,569
Per share - basic	0.82	0.78	0.84	0.40
- diluted	0.81	0.78	0.83	0.40
Capital expenditures	23,931	44,415	48,521	19,972
Working capital	31,158	31,225	105,549	86,971
Shareholders' equity	287,616	303,510	326,184	321,218
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	19	21	23	23
Coalbed methane	4	4	4	4
Total	23	25	27	27
Coiled tubing units	14	14	14	15
Cementing units	11	13	15	15

Three Months Ended	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	129,585	114,450	142,470	92,785
Gross margin(1)	42,851	28,612	37,740	8,423
Net income (loss)	16,441	3,653	14,269	(15,469)
Per share - basic	0.45	0.10	0.38	(0.41)
- diluted	0.45	0.10	0.38	(0.41)
Cash flow from operations(2)	28,398	19,582	28,790	(9)
Per share - basic	0.78	0.53	0.77	-
- diluted	0.78	0.53	0.77	-
EBITDA(3)	34,107	18,790	31,047	(813)
Per share - basic	0.94	0.51	0.83	(0.02)
- diluted	0.93	0.51	0.83	(0.02)
Capital expenditures	11,345	12,101	14,820	19,341
Working capital	99,696	92,156	111,989	94,056
Shareholders' equity	336,858	350,915	377,056	364,068
	(No.)	(No.)	(No.)	
Operating				
Fracturing spreads				
Conventional	24	24	24	25
Coalbed methane	4	4	4	4

Total	28	28	28	29
Coiled tubing units	17	18	18	18
Cementing units	16	16	17	17

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

Financial Overview - Six Months Ended June 30, 2008 Versus Six Months Ended June 30, 2007

Canada

Six Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	115,316	115,938	(1)
Expenses			
Operating	98,916	87,477	13
SG&A	4,609	5,056	(9)
	103,525	92,533	12
Operating Income	11,791	23,405	(50)
Operating Income (%)	10.2%	20.2%	
Fracturing Revenue Per Job - Canada ($)	55,011	52,434	5
Number of Fracturing Jobs - Canada	1,717	1,941	(12)

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Revenue

During the first six months of 2008, revenue from the Company's Canadian operations was $115.3 million compared to $115.9 million in the comparable period of 2007. Fracturing revenue in Canada totalled $94.5 million, a decrease of seven percent from the $101.8 million generated in the comparative period of 2007. The decrease was primarily due to lower fracturing activity levels in western Canada, mainly as a result of extremely wet weather

conditions in central and southern Alberta during May and June. For the six months ended June 30, 2008, the Company completed 1,717 Canadian fracturing jobs for average revenue of $55,011 per job compared to 1,941 jobs for average revenue of $52,434 per job in the corresponding period of 2007. Revenue per job increased during the first six months of 2008 over the same period in 2007 primarily due to a greater number of jobs being completed in the deeper, more technically challenging basins of western Canada and less shallow gas fracturing activity in southern Alberta due to the aforementioned wet weather.

Revenue from Canadian coiled tubing operations during the first six months of 2008 increased by $5.5 million to $11.5 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. For the first six months of 2008, the Company completed 1,311 jobs for average revenue of $8,769 per job compared to 1,916 jobs for average revenue of $3,117 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging plays of the Western Canada Sedimentary Basin.

Revenue from Calfrac's cementing operations during the six months ended June 30, 2008 was $9.4 million, a 14 percent increase from the $8.2 million recorded in the corresponding period in 2007. For the six months ended June 30, 2008, the Company completed 1,152 jobs for average revenue of $8,129 per job compared to 612 jobs for average revenue of $13,384 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed than in the corresponding period of the prior year, as well as the impact of competitive pricing pressures in western Canada.

Operating Expenses

During the first six months of 2008, operating expenses from Calfrac's operations in Canada increased by 13 percent to $98.9 million from $87.5 million in the corresponding period of 2007. This increase in operating costs was due primarily to a larger proportion of work being completed in the deeper, more technically challenging regions of western Canada, more equipment repairs and additional personnel costs in anticipation of higher activity throughout the remainder of 2008 as well as higher fuel expenses.

SG&A Expenses

Calfrac's SG&A expenses during the first six months of 2008 in Canada decreased to $4.6 million from $5.1 million in the comparative period of 2007 primarily as a result of lower annual bonus expenses due to lower Company profitability.

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United States and Latin America

Six Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	90,005	70,922	27
Expenses			
Operating	65,613	46,114	42
SG&A	4,116	2,367	74
	69,729	48,481	44
Operating Income	20,276	22,441	(10)
Operating Income (%)	22.5%	31.6%	
Fracturing Revenue Per Job - United States ($)	61,932	83,634	(26)
Number of Fracturing Jobs			

- United States	1,280	848	51

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Revenue

For the six months ended June 30, 2008, revenue from Calfrac's United States operations was $82.6 million, an increase of 17 percent or $11.7 million from the comparable period in 2007. Calfrac's operations in Mexico and Argentina generated revenue of $7.0 million and $0.4 million, respectively, during the first six months of 2008. There was no revenue recorded in the comparable period of the prior year because the Company's operations in Mexico began during the fourth quarter of 2007 and cementing operations commenced in Argentina during the second quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well and a full six months of activity in Arkansas during 2008 versus only four months in the comparable period of 2007. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $10.2 million. For the six-month period ended June 30, 2008, the Company completed 1,280 fracturing jobs in the United States for average revenue of $61,932 per job compared to 848 jobs for average revenue of $83,634 per job in the comparable period of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

Operating Expenses

In the United States and Latin America, operating expenses during the first six months of 2008 increased by 42 percent to $65.6 million from $46.1 million in the comparable period of 2007 mainly due to higher fracturing activity levels in the United States, start-up expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses, offset partially by the appreciation of the Canadian dollar.

SG&A Expenses

SG&A expenses in the United States and Latin America for the six months ended June 30, 2008 were $4.1 million compared to $2.4 million in the corresponding period in 2007, primarily due to a larger divisional organization to support the U.S operations, higher annual bonus expenses and the commencement of operations in Mexico and Argentina, offset partially by the depreciation of the U.S. dollar.

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Russia

Six Months Ended June 30,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	29,934	29,425	2
Expenses			
Operating	23,476	22,006	7
SG&A	1,719	1,739	(1)
	25,195	23,745	6
Operating Income	4,739	5,680	(17)
Operating Income (%)	15.8%	19.3%	

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Revenue

In the first six months of 2008, the Company's revenue from Russian operations increased by two percent to $29.9 million from $29.4 million in the comparable period of 2007. This increase was due primarily to a larger equipment fleet and higher coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first six months of 2008 had remained consistent with the same period in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $3.8 million.

Operating Expenses

Operating expenses in Russia during the first six months of 2008 were $23.5 million versus $22.0 million in the corresponding period of 2007. The increase in Russian operating expenses was primarily due to higher fuel expenses offset partially by the appreciation of the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia for the six months ended June 30, 2008 were $1.7 million, consistent with the corresponding period in 2007.

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Corporate

Six Months Ended June 30,	2008	2007	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	1,087	371	193
SG&A	7,250	4,956	46
	8,337	5,327	57
Operating Loss	(8,337)	(5,327)	(57)

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Operating Expenses

For the first six months of 2008, operating expenses for the Corporate segment increased by $0.7 million from the comparable period of 2007 to $1.1 million, primarily due to the start up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

Corporate SG&A expenses during the first six months of 2008 were $7.3 million, an increase of 46 percent or $2.3 million from the same period in 2007, primarily due to a larger corporate staff supporting the Company's broader geographical operating scale, and secondarily to stock-based compensation expenses increasing by $0.7 million.

Interest, Depreciation and Other Expenses

For the six months ended June 30, 2008, the Company recorded net interest expense of $5.4 million compared to $4.4 million in the corresponding period of 2007. The higher interest expense in 2008 was primarily related to lower interest earned on the Company's surplus cash offset partially by the impact

of the stronger Canadian dollar.

During the first six months of 2008, depreciation expense increased by 45 percent to $24.1 million from $16.6 million in the comparative period in 2007, mainly due to a larger fleet of equipment operating in North America and Russia.

Income Tax Expenses

In the first six months of 2008, the Company recorded an income tax expense of $2.1 million versus $5.3 million in the comparative six-month period in 2007. A current income tax recovery of $2.4 million was recorded compared to an expense of $2.4 million in the corresponding period of 2007. Calfrac recorded a future income tax expense of $4.5 million for the six months ended June 30, 2008 compared to $3.0 million in the same period of 2007. The Company's effective income tax rate for the six months ended June 30, 2008 was 271 percent compared to 22 percent in the same six-month period of 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate increased as a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates and higher net losses in Canada which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the six months ended June 30, 2008 was $28.8 million or $0.77 per share (basic) compared to $39.7 million or $1.09 per share (basic) in the same period of 2007, primarily as a result of:

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- operating expenses increasing by $33.1 million to $189.1 million in 2008; and
- a $3.6 million increase in SG&A expenses during 2008;

offset partially by:

- revenue increasing by nine percent or $19.0 million to $235.3 million in 2008;
- a decrease in cash taxes of $4.8 million during 2008; and
- foreign exchange gains of $1.5 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

Liquidity and Capital Resources

Six months ended June 30,	2008	2007
(000s)	($)	($)
Cash provided by (used in):		
Operating activities	28,953	38,900
Financing activities	6,775	89,602
Investing activities	(33,886)	(82,833)
Effect of exchange rate changes on cash and cash equivalents	1,570	(6,909)
Increase in cash and cash equivalents	3,412	38,760

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Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first six months of 2008 compared to $39.7 million in the corresponding period of 2007, primarily due to higher revenues being more than offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at June 30, 2008, Calfrac had working capital of $94.1 million, an increase of $7.1 million from June 30, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of June 2007.

Financing Activities

Net cash provided by financing activities in the first six months of 2008 decreased by $82.8 million from the same period in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus one percent or bankers' acceptances plus one percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At June 30, 2008, the Company had cash and cash equivalents of $42.5 million. A portion of these funds was invested in short-term investments, none of which was exposed to the liquidity issues surrounding asset-backed securities.

Investing Activities

For the six months ended June 30, 2008, Calfrac's net cash used for investing activities was $33.9 million, down from $82.8 million in the corresponding period in 2007. Capital expenditures were $34.2 million, down from $68.5 million in the same period of the prior year. Capital expenditures for the first six months of 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Accounting Policies and Estimates

Changes in Accounting Policies

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

Inventories

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Capital Disclosures

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Outlook

Calfrac believes that the fundamentals for North American natural gas prices are strong and, as a result, that drilling activity within the Western Canada Sedimentary Basin should be higher than previously expected. In April 2008, the Petroleum Services Association of Canada (PSAC) revised its 2008 drilling forecast upward from 14,500 to 16,500 wells. Several industry analysts anticipate that the 2008 well count will be higher than this forecast. The Company believes that Canadian natural gas drilling in 2008 and beyond will be focused on the development of new technically challenging unconventional reservoirs, such as the Montney, Horn River and Bakken resource plays. Shallow gas drilling activity in southern Alberta is also expected to be active, more than offsetting the anticipated low levels of activity in the CBM fracturing market.

Similar to Canada, the oil and natural gas industry in the United States is focused on the development of new tight sand and shale gas plays. These unconventional reservoirs typically require a higher number of fractures per wellbore and significant hydraulic horsepower in order to pump at higher rates and pressures. As a result, Calfrac's U.S. operations in Grand Junction and Arkansas are expected to be very active during the remainder of 2008 and into 2009. Personnel and equipment from the Platteville district will continue to support the Company's fracturing operations in western Colorado. The pricing pressure recently experienced in these regions has stabilized and is expected to be mitigated by higher equipment utilization levels in the second half of the year. As a result, the Company's operations in the United States are anticipated to be a major driver of Calfrac's consolidated operating and financial performance for 2008 and beyond.

The Company's fracturing and coiled tubing operations in Russia are supported by annual contracts with one of Russia's largest oil and natural gas companies and, consequently, are expected to remain highly utilized throughout the remainder of 2008. Calfrac also continues to evaluate new opportunities to grow its scale of operations within this geographic market.

The operating scale of Calfrac's fracturing operations in Mexico was enhanced through the deployment of a second fracturing spread in April 2008. This larger equipment fleet is expected to generate improved future operating and financial performance in this market.

In Argentina, Calfrac commenced cementing operations in April 2008 supported by a negotiated arrangement with a local oil and natural gas company. Calfrac believes that these operations will provide the foundation for future expansion as the pressure pumping market in this country develops.

Second Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2008 second quarter results at 9:00 a.m. (Mountain Daylight Time) on Thursday, August 7, 2008. The conference call dial-in number is 1-866-250-4909 or 416-915-5648. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21279298 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipate", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks".

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted). These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

<<

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2008	December 31, 2007
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	42,516	39,104
Accounts receivable	76,201	86,980
Income taxes recoverable	4,049	786
Inventory	28,412	25,013
Prepaid expenses and deposits	8,633	5,611
	159,811	157,494
Capital assets	405,383	388,987
Long-term investment	-	928
Goodwill (note 9)	10,523	6,003
Future income taxes	9,299	5,498
	585,016	558,910
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	65,755	65,338
Long-term debt (note 4)	133,554	129,535
Other long-term liabilities	1,832	1,882
Future income taxes	13,761	7,135
Deferred credit	6,038	4,105
Non-controlling interest	8	-
	220,948	207,995
Shareholders' equity		
Capital stock (note 5)	169,001	155,254
Shares held in trust (note 6)	(4)	(2,199)
Contributed surplus (note 7)	5,041	6,025
Retained earnings	194,947	198,039
Accumulated other comprehensive income	(4,917)	(6,204)
	364,068	350,915
	585,016	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007

(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	92,785	87,778	235,255	216,285
Expenses				
Operating	84,362	65,683	189,092	155,968
Selling, general and administrative	9,431	6,481	17,694	14,118
Depreciation	12,285	8,743	24,095	16,643
Interest, net	2,687	2,524	5,381	4,429
Equity share of income from long-term investments	-	(600)	(122)	(600)
Foreign exchange losses (gains)	(84)	1,380	(1,509)	1,369
Loss (gain) on disposal of capital assets	(111)	265	(134)	538
	108,570	84,476	234,497	192,465
Income (loss) before income taxes and non-controlling interest	(15,785)	3,302	758	23,820
Income taxes				
Current	(2,320)	1,715	(2,422)	2,364
Future	2,043	1,890	4,474	2,982
	(277)	3,605	2,052	5,346
Income (loss) before non-controlling interest	(15,508)	(303)	(1,294)	18,474
Non-controlling interest	(39)	-	(94)	-
Net income (loss) for the period	(15,469)	(303)	(1,200)	18,474
Retained earnings, beginning of period	212,308	181,922	198,039	163,145
Dividends	(1,892)	(1,819)	(1,892)	(1,819)
Retained earnings, end of period	194,947	179,800	194,947	179,800
Earnings (loss) per share				
Basic	(0.41)	(0.01)	(0.03)	0.51
Diluted	(0.41)	(0.01)	(0.03)	0.51

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for				

the period	(15,469)	(303)	(1,200)	18,474
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(277)	(2,661)	1,287	(3,360)
Comprehensive income (loss)	(15,746)	(2,964)	87	15,114
Accumulated other comprehensive income, beginning of period	(4,640)	(699)	(6,204)	-
Other comprehensive income (loss) for the period	(277)	(2,661)	1,287	(3,360)
Accumulated other comprehensive income, end of period	(4,917)	(3,360)	(4,917)	(3,360)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in):				
Operating activities				
Net income (loss) for the period	(15,469)	(303)	(1,200)	18,474
Items not involving cash:				
Depreciation	12,285	8,743	24,095	16,643
Amortization of debt issue costs	153	171	305	265
Stock-based compensation	1,129	669	1,456	1,360
Equity share of income from long-term investments	-	(600)	(122)	(600)
Loss (gain) on disposal of capital assets	(111)	265	(134)	538
Future income taxes	2,043	1,890	4,474	2,982
Non-controlling interest	(39)	-	(94)	-
Funds provided by operations	(9)	10,835	28,780	39,662
Net change in non-cash operating assets and liabilities	17,384	7,817	173	(762)
	17,375	18,652	28,953	38,900
Financing activities				
Issuance of long-term debt	-	-	-	199,790
Long-term debt repayments	-	-	-	(107,546)
Net proceeds on issuance of common shares	3,410	1,176	8,667	1,214
Dividends	(1,892)	(1,819)	(1,892)	(1,819)
Purchase of common shares	-	(2,037)	-	(2,037)
	1,518	(2,680)	6,775	89,602
Investing activities				

Purchase of capital assets	(19,341)	(19,972)	(34,160)	(68,493)
Proceeds on disposal of capital assets	153	50	258	416
Acquisitions, net of cash acquired (note 9)	-	-	(6,117)	-
Long-term investments and other	-	-	243	-
Net change in non-cash working capital from purchase of capital assets	6,319	(14,651)	5,890	(14,756)
	(12,869)	(34,573)	(33,886)	(82,833)
Effect of exchange rate changes on cash and cash equivalents	(130)	(5,718)	1,570	(6,909)
Increase (decrease) in cash position	5,894	(24,319)	3,412	38,760
Cash and cash equivalents, beginning of period	36,622	68,659	39,104	5,580
Cash and cash equivalents, end of period	42,516	44,340	42,516	44,340

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008
(figures in text and tables are in 000s, except share data) (unaudited)

1. Basis of Presentation

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of the Company is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of chartered Accountants (CICA) Handbook sections:

(a) Inventories

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any

write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

(b) Financial Instruments

Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(c) Capital Disclosures

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. Long-term Debt

The carrying value of long-term debt at June 30, 2008 was $133,554 (December 31, 2007 - $129,535) net of unamortized debt issue costs of $4,105 (December 31, 2007 - $4,290). The fair value of long-term debt at June 30, 2008 was $132,841 (December 31, 2007 - $128,138).

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	484,163	11,107
Issued on acquisitions (note 9)	150,160	2,640
Balance, June 30, 2008	37,836,195	169,001

The weighted average number of common shares outstanding for the six months ended June 30, 2008 was 37,557,750 basic and 37,597,814 diluted (2007 - 36,348,231 basic and 36,411,690 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At June 30, 2008, the Trust held 175 shares which were purchased on the open market at a cost of $4 (June 30, 2007 - 83,029 shares at a cost of $2,030). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	1,456
Stock options exercised	(2,440)
Balance, June 30, 2008	5,041

8. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	1,278,000	19.69
Exercised for common shares	(484,163)	17.90
Forfeited	(39,801)	23.27
Balance, June 30, 2008	1,978,259	22.04

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. Acquisitions

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

(000s)	Amount ($)
Goodwill	4,520
Working capital	1,747
Capital assets	371
Total consideration	6,638

10. Capital Structure

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At June 30, 2008, the long-term debt to cash flow ratio was 1.74:1 (December 31, 2007 - 1.48:1) calculated on a 12-month trailing basis as follows:

As at	June 30, 2008	December 31, 2007
(000s)	($)	($)
Long-term debt	133,554	129,535
Cash flow	76,760	87,642
Long-term debt to cash flow ratio	1.74	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at June 30, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected the Company's appeal of the Supreme Court of Greece's decision, but the text of such decision is not expected to be available until September of 2008. The Company has vigorously defended its position before all three levels of the Greek courts, both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded, and intends to assess its rights of further appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted on receipt of the text of the recent decision of the Athens Court of Appeal.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. Segmented Information

The Company's operations are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All operations are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States/ Latin America	Corp-orate	Consol-idated
(000s)	($)	($)	($)	($)	($)

Three Months Ended June 30, 2008					
Revenue	32,231	15,057	45,497	-	92,785
Operating income (loss)(1)	(8,812)	3,029	9,519	(4,744)	(1,008)
Segmented assets	257,807	105,606	221,603	-	585,016
Capital expenditures	8,078	343	10,920	-	19,341
Goodwill	7,236	979	2,308	-	10,523
Three Months Ended June 30, 2007					
Revenue	29,352	17,370	41,056	-	87,778
Operating income (loss)(1)	(1,771)	4,076	15,731	(2,422)	15,614
Segmented assets	260,322	107,066	154,699	-	522,087
Capital expenditures	6,877	11,415	1,680	-	19,972
Goodwill	6,003	-	-	-	6,003
Six Months Ended June 30, 2008					
Revenue	115,316	29,934	90,005	-	235,255
Operating income (loss)(1)	11,791	4,739	20,276	(8,337)	28,469
Segmented assets	257,807	105,606	221,603	-	585,016
Capital expenditures	11,110	886	22,164	-	34,160
Goodwill	7,236	979	2,308	-	10,523
Six Months Ended June 30, 2007					
Revenue	115,938	29,425	70,922	-	216,285
Operating income (loss)(1)	23,405	5,680	22,441	(5,327)	46,199
Segmented assets	260,322	107,066	154,699	-	522,087
Capital expenditures	20,791	25,429	22,273	-	68,493
Goodwill	6,003	-	-	-	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
(000s)	($)	($)	($)	($)
Fracturing	77,711	79,669	197,466	191,958
Coiled tubing	10,436	6,725	24,644	16,136
Cementing	4,638	1,384	13,145	8,191
	92,785	87,778	235,255	216,285

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J.

Medvedic, Senior Vice President, Finance and Chief Financial Officer,
Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 22:22e 06-AUG-08

MANAGING GROWTH THROUGH THE CYCLE

CALFRAC WELL SERVICES

Q2

SECOND QUARTER INTERIM REPORT
For the Three Months and Six Months Ended June 30, 2008

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2008	2007	Change	**2008**	2007	Change
(000s, except per share and unit data) (unaudited)	**($)**	($)	(%)	**($)**	($)	(%)
FINANCIAL						
Revenue	**92,785**	87,778	6	**235,255**	216,285	9
Gross margin [1]	**8,423**	22,095	(62)	**46,163**	60,317	(23)
Net income (loss) before stock-based compensation expenses	**(13,790)**	515	(2,778)	**1,099**	20,120	(95)
Per share – basic	**(0.37)**	0.01	(3,800)	**0.03**	0.55	(95)
– diluted	**(0.37)**	0.01	(3,800)	**0.03**	0.55	(95)
Net income (loss)	**(15,469)**	(303)	(5,005)	**(1,200)**	18,474	(107)
Per share – basic	**(0.41)**	(0.01)	(4,000)	**(0.03)**	0.51	(106)
– diluted	**(0.41)**	(0.01)	(4,000)	**(0.03)**	0.51	(106)
Cash flow from operations [2]	**(9)**	10,835	(100)	**28,780**	39,662	(27)
Per share – basic	**–**	0.30	(100)	**0.77**	1.09	(29)
– diluted	**–**	0.30	(100)	**0.77**	1.09	(29)
EBITDA [3]	**(813)**	14,569	(106)	**30,234**	44,892	(33)
Per share – basic	**(0.02)**	0.40	(105)	**0.81**	1.24	(35)
– diluted	**(0.02)**	0.40	(105)	**0.80**	1.23	(35)
Working capital	**94,056**	86,971	8	**94,056**	86,971	8
Shareholders' equity	**364,068**	321,218	13	**364,068**	321,218	13
Weighted average common shares outstanding (#)						
Basic	**37,728**	36,399	4	**37,558**	36,348	3
Diluted	**37,952**	36,433	4	**37,598**	36,412	3

OPERATING	**(#)**	(#)	(%)
Fracturing spreads at period end			
Conventional fracturing	**25**	23	9
Coalbed methane	**4**	4	–
Total	**29**	27	7
Coiled tubing units	**18**	15	20
Cementing units	**17**	15	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under generally accepted accounting principles (GAAP) and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three and six months ended June 30, 2008 and discuss our prospects for the remainder of the year. During the second quarter, our Company:

- experienced strong levels of activity in western Colorado and Arkansas;
- was awarded a major tender for fracturing services within some of western Canada's newest unconventional resource plays;
- prepared for increased activity in Canada throughout the remainder of 2008 and into 2009 by adding field personnel, maintaining existing equipment and enhancing pumping capacity;
- deployed an additional fracturing spread into Mexico to improve the overall equipment utilization in this market; and
- commenced cementing operations in Argentina.

FINANCIAL HIGHLIGHTS

For the three months ended June 30, 2008, the Company:

- realized revenue of $92.8 million, an increase of six percent from the comparable period in 2007;
- incurred a net loss of $15.5 million or $0.41 per share (basic), however, assuming a Canadian statutory income tax rate of approximately 30 percent, the net loss would have decreased to $10.3 million or $0.27 per share (basic); and
- exited the quarter in strong financial condition with working capital of $94.1 million and undrawn credit facilities of $90.0 million.

For the six months ended June 30, 2008, Calfrac:

- increased revenue by nine percent from the first six months of 2007 to $235.3 million;
- recorded a net loss of $1.2 million or $0.03 per share (basic);
- generated cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic); and
- achieved EBITDA of $30.2 million or $0.81 per share (basic).

OPERATIONAL HIGHLIGHTS

EVALUATION OF THE QUARTER'S RESULTS

Calfrac expected to incur a net loss in the traditionally slower second quarter, in which the effects of spring break-up in western Canada reduce field activity levels. The Company took advantage of the opportunity offered by reduced activities to perform extensive equipment maintenance and to add and train new personnel in anticipation of high activity throughout the remainder of the year and the first quarter of 2009. As a result, Canadian repairs and maintenance expenses and personnel costs were higher than the same quarter of the prior year by approximately $3.8 million and $2.3 million, respectively.

During the quarter, field activities in western Canada were slowed further by particularly wet weather in central and southern Alberta during May and June. In addition, operational delays encountered by a couple of our larger customers in western Canada added to Calfrac's operating costs and reduced margins. Furthermore, although the jobs completed in the second quarter of 2008 were relatively large, they were subject to spring break-up pricing. Calfrac also incurred start-up costs related to the deployment of a second fracturing crew into Mexico as well as the commencement of cementing operations in Argentina which negatively impacted the net income for the second quarter. Consequently, the Company's overall costs and net loss during the quarter were both substantially higher than initially expected. As noted above, our tax position in Canada further contributed to the impact on net earnings. As a result of the amalgamation with Denison Energy Inc. in 2004, the Company has been subject to a lower effective tax rate on earnings in Canada. Unfortunately, in periods where the Company sustains losses, only a minimal tax recovery is recorded.

While we are disappointed with the quarter's financial results, the contributing factors referred to above are not expected to be recurring items. We remain optimistic about the strength of the pressure pumping markets throughout Calfrac's operating areas worldwide, and we are confident in Calfrac's prospects for operational and financial growth in the second half of 2008 and 2009.

Calfrac's growth plan is supported by an array of strengths and advantages that bode well for our future success, including:

- a modern, well maintained equipment fleet;
- a focus on research, development and technology;
- a strong presence in growing North American resource plays that require complex fracturing;
- geographical diversification;
- a strong financial position;
- a customer list which includes the most active operators in each of our geographic segments;
- favourable industry reputation; and
- excellent personnel in the field as well as in our district, regional and corporate offices.

CANADA

During the second quarter of 2008, the Company's activity levels in Canada were lower than expected, which was due mainly to extremely wet weather in central and southern Alberta during May and June. Activity was concentrated in the deeper basins of northern Alberta and northeast British Columbia, but was subject to spring break-up pricing as a result of lower overall industry utilization during this quarter. Consequently, the Company sustained a second quarter loss which was compounded by only a nominal income tax recovery due to the tax attributes from the amalgamation with Denison Energy Inc. While these tax attributes serve to significantly lower income tax expenses in periods of profitability, they also materially reduce income tax recoveries in quarters when losses are incurred.

In anticipation of higher levels of natural gas drilling activity throughout the remainder of 2008 and into 2009, Calfrac's Canadian operations during the quarter were focused on hiring and training new field personnel, repairing existing equipment and adding new pumping capacity to its fracturing equipment fleet.

In June, the Company was awarded a one-year tender to provide fracturing and deep coiled tubing services for a major customer that is actively developing the Montney unconventional resource play in northeast British Columbia and the foothills of Alberta.

UNITED STATES

Calfrac's U.S. fracturing and cementing operations were very active during the second quarter of 2008. The commissioning of the Rocky Mountain Express Pipeline earlier in the year helped to alleviate the natural gas take-away limitations in western Colorado and resulted in a record quarter of activity for the Company's operations based in Grand Junction. Fracturing equipment and personnel were temporarily redeployed from the DJ Basin to the Piceance Basin in order to assist with meeting the strong demand for our pressure pumping services in that region.

The Company's fracturing operations in Arkansas reached record activity levels in the three months ended June 30, 2008, as the trend continued in the Fayetteville basin towards completing large, high-rate, multi-stage fracturing jobs. Activity from Calfrac's cementing operations in Arkansas also increased to record levels during the second quarter due to a new contract with a major oil and natural gas company operating in this region and to additional customer demand.

Overall industry pricing pressures in the United States continued during the second quarter. The pricing decline is believed to have reached its trough, however, and we anticipate that this region will remain a key driver of the Company's future financial performance.

RUSSIA

Calfrac's current Russian equipment fleet of three fracturing spreads and five coiled tubing units continued to be highly utilized throughout the Company's two operating regions within Western Siberia during the first half of the year. The Company remains focused on improving the future financial results of this geographical market by realizing operating efficiencies and prudently pursuing new growth opportunities.

MEXICO

The Company deployed a second fracturing spread into the Burgos field of northern Mexico in late April and commenced operating this equipment early in the third quarter. We believe that this broader scale of operations will provide the foundation for improved financial performance.

82-34909

ARGENTINA

Calfrac established a district base in Catriel, Argentina, during the first quarter and recently began cementing operations under the terms of a negotiated arrangement with a local oil and natural gas company. The Company intends to grow this operation and services provided as the market in Argentina develops over time.

OUTLOOK

North American natural gas prices are expected to remain strong in the short and long term, providing the foundation for higher drilling activity levels, which will be primarily focused on the development of new unconventional natural gas resource plays.

In Canada, higher natural gas prices have resulted in strong demand for pressure pumping services in the deeper, more technically complex, unconventional reservoirs of the Western Canada Sedimentary Basin. These new resource plays require significant hydraulic pumping capacity in order to perform multiple fractures per well at high pumping rates and pressures. This industry trend is expected to continue as these resource plays develop over time. Additionally, drilling activity in the shallow gas regions of southern Alberta is also anticipated to remain relatively active during 2008 with increased activity anticipated for 2009 and 2010, offset slightly by lower levels of activity in the coalbed methane (CBM) fracturing market.

The Company anticipates that activity levels in the Piceance Basin of the Rocky Mountain region and the Fayetteville Shale play of Arkansas will remain very strong during the remainder of 2008. Calfrac believes that competitive pricing pressures have stabilized and will be offset somewhat by higher levels of equipment utilization as the industry trend toward developing tight sand and shale gas reservoirs continues in existing and new basins. Calfrac expects that its United States operations will be a key driver of the Company's consolidated financial results for the remainder of 2008 and beyond.

In Russia, the Company's annual contracts with one of Russia's largest oil and natural gas companies are expected to ensure high levels of equipment utilization in Western Siberia throughout the remainder of the year. Calfrac will continue to review its fracturing and coiled tubing operations with a view to improving financial returns.

A second fracturing spread and related support equipment were deployed into Mexico in late April. It is anticipated that the addition of this equipment and the resulting larger operating scale will help transition operations from the current start-up phase and result in higher levels of activity, better equipment utilization and improved financial performance from this geographical segment.

The Company commenced cementing operations in Argentina during the second quarter of 2008 under the terms of a negotiated arrangement with a local oil and natural gas company. In conjunction with a strong local management team, the Company will continue to evaluate future opportunities and prudently expand the scale of operations as the pressure pumping market in Argentina continues to develop.

Calfrac is also pleased to announce that its Board of Directors has approved a $27 million increase to the 2008 capital program, for a revised total of $99 million. The additional capital will be focused mainly on constructing a new high-rate conventional fracturing spread and a deep coiled tubing unit for the Canadian market in time for the 2009 winter drilling season. The addition to the 2008 capital program is expected to be funded from the Company's cash on hand and cash flow from operations.

The Company is also pleased to announce that Fernando Aguilar was elected to Calfrac's Board of Directors at the most recent Annual General Meeting in May. Mr. Aguilar's extensive international experience within the oilfield services sector will be a significant benefit to Calfrac and its Board of Directors.

On behalf of the Board of Directors,



DOUGLAS R. RAMSAY
President & Chief Executive Officer

August 5, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of August 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and six months ended June 30, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

CONSOLIDATED HIGHLIGHTS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base.

For the three months ended June 30, 2008, the Company:

- generated revenue of $92.8 million compared to $87.8 million in the same period of 2007;
- incurred a net loss of $15.5 million or $0.41 per share (basic) versus a net loss of $0.3 million or $0.01 per share (basic) in the same period of 2007;
- experienced a decrease of $10.8 million or $0.30 per share (basic) in cash flow from operations before changes in non-cash working capital during the second quarter of 2008, as compared to the corresponding quarter in 2007; and
- exited the quarter in strong financial condition with working capital of $94.1 million and undrawn credit facilities of $90.0 million.

For the six months ended June 30, 2008, the Company:

- increased revenue by nine percent to $235.3 million from $216.3 million in the first half of 2007;
- recorded a net loss of $1.2 million or $0.03 per share (basic) versus net income of $18.5 million or $0.51 per share (basic) in the same period of 2007; and
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic), compared to $39.7 million or $1.09 per share (basic) in the same period of 2007.

FINANCIAL OVERVIEW – THREE MONTHS ENDED JUNE 30, 2008 VERSUS THREE MONTHS ENDED JUNE 30, 2007

CANADA

THREE MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**32,231**	29,352	10
Expenses			
Operating	**38,744**	28,918	34
Selling, General and Administrative (SG&A)	**2,299**	2,205	4
	41,043	31,123	32
Operating Loss	**(8,812)**	(1,771)	(397)
Operating Loss (%)	**-27.3%**	-6.0%	
Fracturing Revenue Per Job – Canada ($)	**60,792**	49,441	23
Number of Fracturing Jobs – Canada	**444**	543	(18)

Revenue
Revenue from Calfrac's Canadian operations during the second quarter of 2008 increased by ten percent to $32.2 million from $29.4 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $27.0 million, consistent with the $26.8 million earned in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 444 Canadian fracturing jobs for average revenue of $60,792 per job compared to 543 jobs for average revenue of $49,441 per job in the same period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in northern Alberta and northeast British Columbia, combined with fewer lower revenue fracturing jobs being completed in central and southern Alberta due to extremely wet weather during May and June 2008.

Revenue from the Company's coiled tubing operations in western Canada increased by $2.3 million from the comparable period in 2007 to $3.4 million in the second quarter of 2008. During this period, Calfrac completed 275 jobs for an average revenue of $12,374 per job compared to 735 jobs for an average revenue of $1,526 per job in the same quarter of 2007. The increase in the average revenue per job was due primarily to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of low-revenue jobs, as a result of extremely wet weather in May and June 2008, as well as to an increase in activity in the deeper reservoirs of the Western Canada Sedimentary Basin, which generate fewer but higher-revenue jobs.

Calfrac's Canadian cementing operations during the second quarter of 2008 achieved revenue of $1.8 million, a 33 percent increase from the $1.4 million recorded in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 166 jobs for an average revenue of $11,062 per job, compared to 115 jobs with an average revenue of $12,034 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses
Operating expenses in Canada increased by 34 percent to $38.7 million during the second quarter of 2008 from $28.9 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the remainder of 2008 combined with higher fuel expenses. The Company also incurred significant costs in transporting product to remote operating locations during the quarter.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses for Calfrac's Canadian operations were $2.3 million during the second quarter of 2008 compared to $2.2 million in the corresponding period of 2007.

UNITED STATES AND LATIN AMERICA

THREE MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**45,497**	41,056	11
Expenses			
Operating	**34,053**	24,120	41
SG&A	**1,925**	1,205	60
	35,978	25,325	42
Operating Income	**9,519**	15,731	(39)
Operating Income (%)	**20.9%**	38.3%	
Fracturing Revenue Per Job – United States ($)	**56,820**	83,448	(32)
Number of Fracturing Jobs – United States	**693**	492	41

Revenue

Revenue from Calfrac's United States operations increased by two percent during the second quarter of 2008 to $41.8 million from $41.1 million in the same quarter of 2007. For the three months ended June 30, 2008, Calfrac's Mexican and Argentinean operations generated revenue of $3.3 million and $0.4 million, respectively. The Company commenced fracturing operations in Mexico during the fourth quarter of 2007 and commenced cementing operations in Argentina during the second quarter of 2008. Accordingly, there was no revenue recorded in the comparable period of the prior year for these operations. The increase in U.S. revenue was due primarily to higher fracturing activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region resulting from the completion of more fracturing stages per well, combined with an increase in cementing activity in Arkansas. These positive U.S. results were almost entirely offset by competitive pricing pressures, lower activity levels in the Denver Julesburg (DJ) Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $3.5 million.

In the second quarter of 2008, the Company completed 693 fracturing jobs in the United States for average revenue of $56,820 per job compared to 492 jobs for average revenue of $83,448 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of an increase in the average number of stages completed in each day, competitive pricing pressures in all operating districts and the impact of a stronger Canadian dollar.

Operating Expenses

Operating expenses in the United States and Latin America were $34.1 million for the three months ended June 30, 2008, an increase of 41 percent from the comparative period in 2007. The increase was due mainly to start-up expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to the commencement of cementing operations in Arkansas during the third quarter of 2007, partially offset by the impact of a stronger Canadian dollar which reduced Calfrac's reported operating costs.

SG&A Expenses

In the second quarter of 2008, SG&A expenses in the United States and Latin America increased by $0.7 million from the comparable period in 2007 to $1.9 million primarily due to a larger number of divisional staff used to support Calfrac's broader U.S. operations and to the commencement of operations in Mexico and Argentina.

RUSSIA

THREE MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**15,057**	17,370	(13)
Expenses			
Operating	**11,009**	12,459	(12)
SG&A	**1,019**	835	22
	12,028	13,294	(10)
Operating Income	**3,029**	4,076	(26)
Operating Income (%)	**20.1%**	23.5%	

Revenue

The Company's revenue from Russian operations during the second quarter of 2008 decreased by 13 percent to $15.1 million from $17.4 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008 and the impact of a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the three months ended June 30, 2008, had remained consistent with the same quarter in 2007, reported revenue for Calfrac's Russian operations would have increased by approximately $1.3 million.

Operating Expenses

Operating expenses for the Company's Russian operations in the second quarter of 2008 were $11.0 million compared to $12.5 million in the same period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the impact of a lower U.S. dollar, offset partially by higher fuel expenses and costs associated with increased coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended June 30, 2008 versus $0.8 million in the corresponding period of 2007, primarily as a result of higher personnel costs offset partially by the impact of an appreciating Canadian dollar.

CORPORATE

THREE MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**557**	185	201
SG&A	**4,187**	2,237	87
	4,744	2,422	96
Operating Loss	**(4,744)**	(2,422)	(96)

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The increase in operating expenses from the second quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

For the three months ended June 30, 2008, Corporate SG&A expenses were $4.2 million compared to $2.2 million in the second quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's broader operations and an increase of $0.9 million related to stock-based compensation expenses.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.7 million for the second quarter of 2008 compared to $2.5 million for the same period of 2007. Interest expense for the three months ended June 30, 2008, relates mainly to Calfrac's senior unsecured notes and increased from the second quarter of 2007 primarily due to lower interest income earned on the Company's surplus cash offset by the impact of a higher Canadian dollar.

For the three months ended June 30, 2008, depreciation expense increased by 41 percent to $12.3 million from $8.7 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

INCOME TAX EXPENSES

The Company recorded an income tax recovery of $0.3 million during the second quarter of 2008 compared to an income tax expense of $3.6 million in the same period of 2007. For the three months ended June 30, 2008, Calfrac recorded a current tax recovery of $2.3 million compared to an expense of $1.7 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.0 million for the quarter ended June 30, 2008 compared to $1.9 million for the same period of 2007. The effective income tax recovery rate for the three months ended June 30, 2008 was two percent compared to an effective tax rate of 109 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was a result of a majority of the second-quarter net loss being incurred in Canada which is only recovered at a nominal rate due to the income tax attributes resulting from the amalgamation with Denison Energy Inc., combined with lower profitability in both the U.S. and Russia, where Calfrac's operations are subject to income tax at full statutory rates.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the three months ended June 30, 2008, decreased by $10.8 million or $0.30 per share (basic) from the same period in 2007. The decrease in cash flow from operations resulted mainly from:

- operating expenses in 2008 increasing by $18.7 million to $84.4 million; and
- an increase in SG&A expenses to $9.4 million in 2008 from $6.5 million in 2007;

offset partially by:

- revenue increasing by six percent over 2007 to $92.8 million in 2008;
- cash taxes decreasing by $4.0 million during 2008 from 2007; and
- foreign exchange gains of $0.1 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

FINANCIAL OVERVIEW – THREE MONTHS ENDED JUNE 30, 2008 VERSUS THREE MONTHS ENDED MARCH 31, 2008

CANADA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**32,231**	83,085	(61)
Expenses			
Operating	**38,744**	60,172	(36)
SG&A	**2,299**	2,310	–
	41,043	62,482	(34)
Operating Income (Loss)	**(8,812)**	20,603	(143)
Operating Income (Loss) (%)	**-27.3%**	24.8%	
Fracturing Revenue Per Job – Canada ($)	**60,792**	52,995	15
Number of Fracturing Jobs – Canada	**444**	1,273	(65)

Revenue

Calfrac's revenue from Canadian operations during the second quarter of 2008 decreased by 61 percent to $32.2 million from $83.1 million recorded in the first quarter of 2008. Canadian fracturing revenue for the three months ended June 30, 2008, was $27.0 million compared to $67.5 million in the first three months of 2008 due primarily to lower activity levels resulting from spring break-up and the impact of extremely wet weather in central and southern Alberta during May and June. During the second quarter, the Company completed 444 Canadian fracturing jobs for an average revenue of $60,792 per job compared to 1,273 jobs for an average revenue of $52,995 per job in the first quarter. The increase in fracturing revenue per job was primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeast British Columbia, combined with the completion of fewer shallow gas and coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations for the three months ended June 30, 2008, decreased by 58 percent to $3.4 million from $8.1 million recorded in the first quarter of 2008, primarily due to decreased activity levels resulting from the impact of spring break-up and extremely wet weather during May and June in central and southern Alberta. During the second quarter, the Company completed 275 jobs for an average revenue of $12,374 per job compared to 1,036 jobs for an average revenue of $7,813 per job in the first quarter. The increase in the average revenue per job was due primarily to a higher proportion of activity within the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $1.8 million in the second quarter versus $7.5 million during the first quarter. Cementing revenue decreased on a sequential basis primarily as a result of the impact of spring break-up on Canadian cementing operations and extremely wet weather experienced in central and southern Alberta during May and June. The Company completed 166 jobs for an average revenue of $11,062 per job in the second quarter compared to 986 jobs for an average revenue of $7,635 per job in the first quarter. Revenue per job during the second quarter increased from the first quarter primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada.

Operating Expenses

Operating expenses in Canada decreased by 36 percent to $38.7 million during the second quarter from $60.2 million in the first quarter. The decrease in operating expenses in Canada was primarily due to lower activity levels resulting from spring break-up and extremely wet weather in May and June in central and southern Alberta, offset partially by higher equipment repair and personnel expenses in preparation for higher activity levels throughout the remainder of 2008.

SG&A Expenses
SG&A expenses for Calfrac's Canadian operations during the second quarter were $2.3 million, consistent with the first quarter.

UNITED STATES AND LATIN AMERICA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**45,497**	44,508	2
Expenses			
Operating	**34,053**	31,560	8
SG&A	**1,925**	2,191	(12)
	35,978	33,751	7
Operating Income	**9,519**	10,757	(12)
Operating Income (%)	**20.9%**	24.2%	
Fracturing Revenue Per Job – United States ($)	**56,820**	67,966	(16)
Number of Fracturing Jobs – United States	**693**	587	18

Revenue
The Company's revenue from United States operations during the second quarter of 2008 increased by two percent to $41.8 million from $40.9 million recorded in the first quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas offset slightly by lower activity in the DJ Basin. Calfrac completed 693 U.S. fracturing jobs for an average revenue of $56,820 per job in the second quarter compared to 587 jobs for an average revenue of $67,966 per job in the first quarter. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas.

Calfrac's revenue from fracturing operations in Mexico decreased to $3.3 million during the second quarter from $3.6 million in the first quarter primarily due to lower fracturing activity levels.

Operating Expenses
During the second quarter, operating expenses in the United States and Latin America were $34.1 million compared to $31.6 million in the first quarter primarily due to higher proppant and fuel costs.

SG&A Expenses
SG&A expenses decreased by 12 percent to $1.9 million in the second quarter from $2.2 million in the first quarter primarily due to lower bonus expenses offset partially by higher costs to support the new operations in Mexico and Argentina.

RUSSIA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**15,057**	14,877	1
Expenses			
Operating	**11,009**	12,467	(12)
SG&A	**1,019**	700	46
	12,028	13,167	(9)
Operating Income	**3,029**	1,710	77
Operating Income (%)	**20.1%**	11.5%	

Revenue
On a sequential quarterly basis, Calfrac's revenue from Russian operations increased by one percent to $15.1 million in the second quarter of 2008 from $14.9 million in the first quarter of 2008 due primarily to higher coiled tubing activity levels.

Operating Expenses

Operating expenses were $11.0 million in the second quarter compared to $12.5 million in the first quarter. The decrease in operating expenses was primarily due to lower maintenance costs, decreased fuel consumption due to warmer weather and a reduction in product costs resulting from the Company's customer supplying its own fracturing proppant.

SG&A Expenses

SG&A expenses were $1.0 million in the second quarter compared to $0.7 million in the first quarter primarily due to higher personnel costs.

CORPORATE

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**557**	530	5
SG&A	**4,187**	3,063	37
	4,744	3,593	32
Operating Loss	**(4,744)**	(3,593)	(32)

SG&A Expenses

On a sequential quarterly basis, Corporate SG&A expenses were $4.2 million in the second quarter of 2008, an increase of 37 percent from the first quarter of 2008, primarily due to a $1.1 million increase in stock-based compensation expenses.

INTEREST, DEPRECIATION AND OTHER EXPENSES

Net interest expense for the quarters ended June 30 and March 31, 2008, was consistent at $2.7 million.

In the second quarter of 2008, depreciation expense increased to $12.3 million from $11.8 million in the first quarter of 2008 primarily due to Calfrac's larger equipment fleet in North America.

INCOME TAX EXPENSES

For the three months ended June 30, 2008, the Company recorded an income tax recovery of $0.3 million compared to an income tax expense of $2.3 million in the three-month period ended March 31, 2008. The Company recorded a current tax recovery during the second quarter of 2008 of $2.3 million compared to a recovery of $0.1 million in the first three months of 2008. Calfrac recorded a future income tax expense of $2.0 million during the quarter ended June 30, 2008, a decrease of $0.4 million from the first quarter of 2008. The effective income tax recovery rate for the second quarter of 2008 was two percent compared to an effective tax rate of 14 percent for the three months ended March 31, 2008. The low effective income tax rate was a result of the Company's second quarter loss and first quarter earnings being mainly generated from Canada, which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the second quarter of 2008 was $28.8 million or $0.77 per share (basic) lower than for the first three months of 2008 primarily due to:

- a $49.7 million decline in revenue to $92.8 million;
- SG&A expenses increasing to $9.4 million from $8.3 million in the previous quarter; and
- foreign exchange gains decreasing by $1.3 million to $0.1 million;

offset partially by:

- operating expenses decreasing by $20.4 million to $84.4 million; and
- current taxes decreasing by $2.2 million.

SUMMARY OF QUARTERLY RESULTS

THREE MONTHS ENDED	SEPT. 30, 2006	DEC. 31, 2006	MAR. 31, 2007	JUNE 30, 2007	SEPT. 30, 2007	DEC. 31, 2007	MAR. 31 2008	**JUNE 30, 2008**
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	**($)**
FINANCIAL								
Revenue	115,112	118,322	128,507	87,778	129,585	114,450	142,470	**92,785**
Gross margin [1]	36,500	34,488	38,222	22,095	42,851	28,612	37,740	**8,423**
Net income (loss)	19,418	16,907	18,777	(303)	16,441	3,653	14,269	**(15,469)**
Per share – basic	0.54	0.47	0.52	(0.01)	0.45	0.10	0.38	**(0.41)**
– diluted	0.53	0.46	0.52	(0.01)	0.45	0.10	0.38	**(0.41)**
Cash flow from operations [2]	27,560	25,507	28,827	10,835	28,398	19,582	28,790	**(9)**
Per share – basic	0.76	0.70	0.79	0.30	0.78	0.53	0.77	**–**
– diluted	0.76	0.70	0.79	0.30	0.78	0.53	0.77	**–**
EBITDA [3]	29,614	28,421	30,324	14,569	34,107	18,790	31,047	**(813)**
Per share – basic	0.82	0.78	0.84	0.40	0.94	0.51	0.83	**(0.02)**
– diluted	0.81	0.78	0.83	0.40	0.93	0.51	0.83	**(0.02)**
Capital expenditures	23,931	44,415	48,521	19,972	11,345	12,101	14,820	**19,341**
Working capital	31,158	31,225	105,549	86,971	99,696	92,156	111,989	**94,056**
Shareholders' equity	287,616	303,510	326,184	321,218	336,858	350,915	377,056	**364,068**
OPERATING	(#)	(#)	(#)	(#)	(#)	(#)	(#)	**#**
Fracturing spreads								
Conventional	19	21	23	23	24	24	24	**25**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	23	25	27	27	28	28	28	**29**
Coiled tubing units	14	14	14	15	17	18	18	**18**
Cementing units	11	13	15	15	16	16	17	**17**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

FINANCIAL OVERVIEW – SIX MONTHS ENDED JUNE 30, 2008 VERSUS SIX MONTHS ENDED JUNE 30, 2007

CANADA

SIX MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information) (unaudited)	**($)**	($)	(%)
Revenue	**115,316**	115,938	(1)
Expenses			
Operating	**98,916**	87,477	13
SG&A	**4,609**	5,056	(9)
	103,525	92,533	12
Operating Income	**11,791**	23,405	(50)
Operating Income (%)	**10.2%**	20.2%	
Fracturing Revenue Per Job – Canada ($)	**55,011**	52,434	5
Number of Fracturing Jobs – Canada	**1,717**	1,941	(12)

Revenue

During the first six months of 2008, revenue from the Company's Canadian operations was $115.3 million compared to $115.9 million in the comparable period of 2007. Fracturing revenue in Canada totalled $94.5 million, a decrease of seven percent from the $101.8 million generated in the comparative period of 2007. The decrease was primarily due to lower fracturing activity levels in western Canada, mainly as a result of extremely wet weather conditions in central and southern Alberta during May and June. For the six months ended June 30, 2008, the Company completed 1,717 Canadian fracturing jobs for an average revenue of $55,011 per job compared to 1,941 jobs with an average revenue of $52,434 per job in the corresponding period of 2007. Revenue per job increased during the first six months of 2008 over the same period in 2007 primarily due to a greater number of jobs being completed in the deeper, more technically challenging basins of western Canada and less shallow gas fracturing activity in southern Alberta due to the aforementioned wet weather.

Revenue from Canadian coiled tubing operations during the first six months of 2008 increased by $5.5 million to $11.5 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. For the first six months of 2008, the Company completed 1,311 jobs for an average revenue of $8,769 per job compared to 1,916 jobs with an average revenue of $3,117 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging plays of the Western Canada Sedimentary Basin.

Revenue from Calfrac's cementing operations during the six months ended June 30, 2008, was $9.4 million, a 14 percent increase from the $8.2 million recorded in the corresponding period in 2007. For the six months ended June 30, 2008, the Company completed 1,152 jobs for an average revenue of $8,129 per job compared to 612 jobs with an average revenue of $13,384 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed than in the corresponding period of the prior year, as well as the impact of competitive pricing pressures in western Canada.

Operating Expenses

During the first six months of 2008, operating expenses from Calfrac's operations in Canada increased by 13 percent to $98.9 million from $87.5 million in the corresponding period of 2007. This increase in operating costs was due primarily to a larger proportion of work being completed in the deeper, more technically challenging regions of western Canada, more equipment repairs and additional personnel costs in anticipation of higher activity throughout the remainder of 2008 as well as higher fuel expenses.

SG&A Expenses

Calfrac's SG&A expenses during the first six months of 2008 in Canada decreased to $4.6 million from $5.1 million in the comparative period of 2007 primarily as a result of lower annual bonus expenses due to lower Company profitability.

UNITED STATES AND LATIN AMERICA

SIX MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**90,005**	70,922	27
Expenses			
Operating	**65,613**	46,114	42
SG&A	**4,116**	2,367	74
	69,729	48,481	44
Operating Income	**20,276**	22,441	(10)
Operating Income (%)	**22.5%**	31.6%	
Fracturing Revenue Per Job – United States ($)	**61,932**	83,634	(26)
Number of Fracturing Jobs – United States	**1,280**	848	51

Revenue

For the six months ended June 30, 2008, revenue from Calfrac's United States operations was $82.6 million, an increase of 17 percent or $11.7 million from the comparable period in 2007. Calfrac's operations in Mexico and Argentina generated revenue of $7.0 million and $0.4 million, respectively, during the first six months of 2008. There was no revenue recorded in the comparable period of the prior year because the Company's operations in Mexico began during the fourth quarter of 2007 and cementing operations commenced in Argentina during the second quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well and a full six months of activity in Arkansas during 2008 versus only four months in the comparable period of 2007. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $10.2 million. For the six-month period ended June 30, 2008, the Company completed 1,280 fracturing jobs in the United States for average revenue of $61,932 per job compared to 848 jobs for average revenue of $83,634 per job in the comparable period of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

Operating Expenses

In the United States and Latin America, operating expenses during the first six months of 2008 increased by 42 percent to $65.6 million from $46.1 million in the comparable period of 2007 mainly due to higher fracturing activity levels in the United States, start-up expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses, offset partially by the appreciation of the Canadian dollar.

SG&A EXPENSES

SG&A expenses in the United States and Latin America for the six months ended June 30, 2008, were $4.1 million compared to $2.4 million in the corresponding period in 2007, primarily due to a larger divisional organization to support the U.S operations, higher annual bonus expenses and the commencement of operations in Mexico and Argentina, offset partially by the depreciation of the U.S. dollar.

RUSSIA

SIX MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**29,934**	29,425	2
Expenses			
Operating	**23,476**	22,006	7
SG&A	**1,719**	1,739	(1)
	25,195	23,745	6
Operating Income	**4,739**	5,680	(17)
Operating Income (%)	**15.8%**	19.3%	

Revenue

In the first six months of 2008, the Company's revenue from Russian operations increased by two percent to $29.9 million from $29.4 million in the comparable period of 2007. This increase was due primarily to a larger equipment fleet and higher coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first six months of 2008 had remained consistent with the same period in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $3.8 million.

Operating Expenses

Operating expenses in Russia during the first six months of 2008 were $23.5 million versus $22.0 million in the corresponding period of 2007. The increase in Russian operating expenses was primarily due to higher fuel expenses offset partially by the appreciation of the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia for the six months ended June 30, 2008 were $1.7 million, consistent with the corresponding period in 2007.

CORPORATE

SIX MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**1,087**	371	193
SG&A	**7,250**	4,956	46
	8,337	5,327	57
Operating Loss	**(8,337)**	(5,327)	(57)

Operating Expenses

For the first six months of 2008, operating expenses for the Corporate segment increased by $0.7 million from the comparable period of 2007 to $1.1 million, primarily due to the start up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

Corporate SG&A expenses during the first six months of 2008 were $7.3 million, an increase of 46 percent or $2.3 million from the same period in 2007, primarily due to a larger corporate staff supporting the Company's broader geographical operating scale, and secondarily to stock-based compensation expenses increasing by $0.7 million.

INTEREST, DEPRECIATION AND OTHER EXPENSES

For the six months ended June 30, 2008, the Company recorded net interest expense of $5.4 million compared to $4.4 million in the corresponding period of 2007. The higher interest expense in 2008 was primarily related to lower interest earned on the Company's surplus cash offset partially by the impact of the stronger Canadian dollar.

During the first six months of 2008, depreciation expense increased by 45 percent to $24.1 million from $16.6 million in the comparative period in 2007, mainly due to a larger fleet of equipment operating in North America and Russia.

INCOME TAX EXPENSES

In the first six months of 2008, the Company recorded an income tax expense of $2.1 million versus $5.3 million in the comparative six-month period in 2007. A current income tax recovery of $2.4 million was recorded compared to an expense of $2.4 million in the corresponding period of 2007. Calfrac recorded a future income tax expense of $4.5 million for the six months ended June 30, 2008, compared to $3.0 million in the same period of 2007. The Company's effective income tax rate for the six months ended June 30, 2008, was 271 percent compared to 22 percent in the same six-month period of 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate increased as a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates and higher net losses in Canada which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the six months ended June 30, 2008, was $28.8 million or $0.77 per share (basic) compared to $39.7 million or $1.09 per share (basic) in the same period of 2007, primarily as a result of:

- operating expenses increasing by $33.1 million to $189.1 million in 2008; and
- a $3.6 million increase in SG&A expenses during 2008;

offset partially by:

- revenue increasing by nine percent or $19.0 million to $235.3 million in 2008;
- a decrease in cash taxes of $4.8 million during 2008; and
- foreign exchange gains of $1.5 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

LIQUIDITY AND CAPITAL RESOURCES

SIX MONTHS ENDED JUNE 30,	2008	2007
(000s)	($)	($)
Cash provided by (used in):		
Operating activities	28,953	38,900
Financing activities	6,775	89,602
Investing activities	(33,886)	(82,833)
Effect of exchange rate changes on cash and cash equivalents	1,570	(6,909)
Increase in cash and cash equivalents	3,412	38,760

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first six months of 2008 compared to $39.7 million in the corresponding period of 2007, primarily due to higher revenues being more than offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at June 30, 2008, Calfrac had working capital of $94.1 million, an increase of $7.1 million from June 30, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of June 2007.

Financing Activities

Net cash provided by financing activities in the first six months of 2008 decreased by $82.8 million from the same period in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015, and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus one percent or bankers' acceptances plus one percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At June 30, 2008, the Company had cash and cash equivalents of $42.5 million. A portion of these funds was invested in short-term investments, none of which was exposed to the liquidity issues surrounding asset-backed securities.

Investing Activities

For the six months ended June 30, 2008, Calfrac's net cash used for investing activities was $33.9 million, down from $82.8 million in the corresponding period in 2007. Capital expenditures were $34.2 million, down from $68.5 million in the same period of the prior year. Capital expenditures for the first six months of 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES

Changes in Accounting Policies

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

Inventories

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

OUTLOOK

Calfrac believes that the fundamentals for North American natural gas prices are strong and, as a result, that drilling activity within the Western Canada Sedimentary Basin should be higher than previously expected. In April 2008, the Petroleum Services Association of Canada (PSAC) revised its 2008 drilling forecast upward from 14,500 to 16,500 wells. Several industry analysts anticipate that the 2008 well count will be higher than this forecast. The Company believes that Canadian natural gas drilling in 2008 and beyond will be focused on the development of new technically challenging unconventional reservoirs, such as the Montney, Horn River and Bakken resource plays. Shallow gas drilling activity in southern Alberta is also expected to be active, more than offsetting the anticipated low levels of activity in the CBM fracturing market.

Similar to Canada, the oil and natural gas industry in the United States is focused on the development of new tight sand and shale gas plays. These unconventional reservoirs typically require a higher number of fractures per wellbore and significant hydraulic horsepower in order to pump at higher rates and pressures. As a result, Calfrac's U.S. operations in Grand Junction and Arkansas are expected to be very active during the remainder of 2008 and into 2009. Personnel and equipment from the Platteville district will continue to support the Company's fracturing operations in western Colorado. The pricing pressure recently experienced in these regions has stabilized and is expected to be mitigated by higher equipment utilization levels in the second half of the year. As a result, the Company's operations in the United States are anticipated to be a major driver of Calfrac's consolidated operating and financial performance for 2008 and beyond.

The Company's fracturing and coiled tubing operations in Russia are supported by annual contracts with one of Russia's largest oil and natural gas companies and, consequently, are expected to remain highly utilized throughout the remainder of 2008. Calfrac also continues to evaluate new opportunities to grow its scale of operations within this geographic market.

The operating scale of Calfrac's fracturing operations in Mexico was enhanced through the deployment of a second fracturing spread in April 2008. This larger equipment fleet is expected to generate improved future operating and financial performance in this market.

In Argentina, Calfrac commenced cementing operations in April 2008 supported by a negotiated arrangement with a local oil and natural gas company. Calfrac believes that these operations will provide the foundation for future expansion as the pressure pumping market in this country develops.

SECOND QUARTER CONFERENCE CALL

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2008 second quarter results at 9:00 a.m. (Mountain Daylight Time) on Thursday, August 7, 2008. The conference call dial-in number is 1-866-250-4909 or 416-915-5648. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21279298#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipate", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks".

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted). These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

AS AT	JUNE 30, 2008	DECEMBER 31, 2007
(000s) (unaudited)	**($)**	($)
ASSETS		
Current assets		
Cash and cash equivalents	**42,516**	39,104
Accounts receivable	**76,201**	86,980
Income taxes recoverable	**4,049**	786
Inventory	**28,412**	25,013
Prepaid expenses and deposits	**8,633**	5,611
	159,811	157,494
Capital assets	**405,383**	388,987
Long-term investment	**–**	928
Goodwill (note 9)	**10,523**	6,003
Future income taxes	**9,299**	5,498
	585,016	558,910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**65,755**	65,338
Long-term debt (note 4)	**133,554**	129,535
Other long-term liabilities	**1,832**	1,882
Future income taxes	**13,761**	7,135
Deferred credit	**6,038**	4,105
Non-controlling interest	**8**	–
	220,948	207,995
Shareholders' equity		
Capital stock (note 5)	**169,001**	155,254
Shares held in trust (note 6)	**(4)**	(2,199)
Contributed surplus (note 7)	**5,041**	6,025
Retained earnings	**194,947**	198,039
Accumulated other comprehensive income	**(4,917)**	(6,204)
	364,068	350,915
	585,016	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s, except per share data) (unaudited)	**($)**	($)	**($)**	($)
Revenue	**92,785**	87,778	**235,255**	216,285
Expenses				
Operating	**84,362**	65,683	**189,092**	155,968
Selling, general and administrative	**9,431**	6,481	**17,694**	14,118
Depreciation	**12,285**	8,743	**24,095**	16,643
Interest, net	**2,687**	2,524	**5,381**	4,429
Equity share of income from long-term investments	**–**	(600)	**(122)**	(600)
Foreign exchange losses (gains)	**(84)**	1,380	**(1,509)**	1,369
Loss (gain) on disposal of capital assets	**(111)**	265	**(134)**	538
	108,570	84,476	**234,497**	192,465
Income (loss) before income taxes and non-controlling interest	**(15,785)**	3,302	**758**	23,820
Income taxes				
Current	**(2,320)**	1,715	**(2,422)**	2,364
Future	**2,043**	1,890	**4,474**	2,982
	(277)	3,605	**2,052**	5,346
Income (loss) before non-controlling interest	**(15,508)**	(303)	**(1,294)**	18,474
Non-controlling interest	**(39)**	–	**(94)**	–
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Retained earnings, beginning of period	**212,308**	181,922	**198,039**	163,145
Dividends	**(1,892)**	(1,819)	**(1,892)**	(1,819)
Retained earnings, end of period	**194,947**	179,800	**194,947**	179,800
Earnings (loss) per share				
Basic	**(0.41)**	(0.01)	**(0.03)**	0.51
Diluted	**(0.41)**	(0.01)	**(0.03)**	0.51

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	**($)**	($)	**($)**	($)
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**(277)**	(2,661)	**1,287**	(3,360)
Comprehensive income (loss)	**(15,746)**	(2,964)	**87**	15,114
Accumulated other comprehensive income, beginning of period	**(4,640)**	(699)	**(6,204)**	–
Other comprehensive income (loss) for the period	**(277)**	(2,661)	**1,287**	(3,360)
Accumulated other comprehensive income, end of period	**(4,917)**	(3,360)	**(4,917)**	(3,360)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	**($)**	($)	**($)**	($)
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Items not involving cash:				
Depreciation	**12,285**	8,743	**24,095**	16,643
Amortization of debt issue costs	**153**	171	**305**	265
Stock-based compensation	**1,129**	669	**1,456**	1,360
Equity share of income from long-term investments	**–**	(600)	**(122)**	(600)
Loss (gain) on disposal of capital assets	**(111)**	265	**(134)**	538
Future income taxes	**2,043**	1,890	**4,474**	2,982
Non-controlling interest	**(39)**	–	**(94)**	–
Funds provided by operations	**(9)**	10,835	**28,780**	39,662
Net change in non-cash operating assets and liabilities	**17,384**	7,817	**173**	(762)
	17,375	18,652	**28,953**	38,900
FINANCING ACTIVITIES				
Issuance of long-term debt	**–**	–	**–**	199,790
Long-term debt repayments	**–**	–	**–**	(107,546)
Net proceeds on issuance of common shares	**3,410**	1,176	**8,667**	1,214
Dividends	**(1,892)**	(1,819)	**(1,892)**	(1,819)
Purchase of common shares	**–**	(2,037)	**–**	(2,037)
	1,518	(2,680)	**6,775**	89,602
INVESTING ACTIVITIES				
Purchase of capital assets	**(19,341)**	(19,972)	**(34,160)**	(68,493)
Proceeds on disposal of capital assets	**153**	50	**258**	416
Acquisitions, net of cash acquired (note 9)	**–**	–	**(6,117)**	–
Long-term investments and other	**–**	–	**243**	–
Net change in non-cash working capital from purchase of capital assets	**6,319**	(14,651)	**5,890**	(14,756)
	(12,869)	(34,573)	**(33,886)**	(82,833)
Effect of exchange rate changes on cash and cash equivalents	**(130)**	(5,718)	**1,570**	(6,909)
Increase (decrease) in cash position	**5,894**	(24,319)	**3,412**	38,760
Cash and cash equivalents, beginning of period	**36,622**	68,659	**39,104**	5,580
Cash and cash equivalents, end of period	**42,516**	44,340	**42,516**	44,340

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(figures in text and tables are in 000's except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of the Company is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008, of the following Canadian Institute of Chartered Accountants (CICA) Handbook sections:

(A) INVENTORIES

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

(B) FINANCIAL INSTRUMENTS

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(C) CAPITAL DISCLOSURES

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. LONG-TERM DEBT

The carrying value of long-term debt at June 30, 2008 was $133,554 (December 31, 2007 – $129,535) net of unamortized debt issue costs of $4,105 (December 31, 2007 – $4,290). The fair value of long-term debt at June 30, 2008 was $132,841 (December 31, 2007 – $128,138).

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

CONTINUITY OF COMMON SHARES (YEAR-TO-DATE)	SHARES	AMOUNT
	(#)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	**484,163**	**11,107**
Issued on acquisitions (note 9)	**150,160**	**2,640**
Balance, June 30, 2008	**37,836,195**	**169,001**

The weighted average number of common shares outstanding for the six months ended June 30, 2008 was 37,557,750 basic and 37,597,814 diluted (2007 – 36,348,231 basic and 36,411,690 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At June 30, 2008, the Trust held 175 shares which were purchased on the open market at a cost of $4 (June 30, 2007 – 83,029 shares at a cost of $2,030). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

CONTINUITY OF CONTRIBUTED SURPLUS (YEAR-TO-DATE)	AMOUNT
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	**1,456**
Stock options exercised	**(2,440)**
Balance, June 30, 2008	**5,041**

8. STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS (YEAR-TO-DATE)	OPTIONS	AVERAGE EXERCISE PRICE
	(#)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	**1,278,000**	**19.69**
Exercised for common shares	**(484,163)**	**17.90**
Forfeited	**(39,801)**	**23.27**
Balance, June 30, 2008	**1,978,259**	**22.04**

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(A) 1368303 ALBERTA LTD.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(B) CHEMERGY LTD.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	AMOUNT
(000s)	($)
Goodwill	**4,520**
Working capital	**1,747**
Capital assets	**371**
Total consideration	**6,638**

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At June 30, 2008, the long-term debt to cash flow ratio was 1.74:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

AS AT	**JUNE 30, 2008**	DECEMBER 31, 2007
(000s)	**($)**	($)
Long-term debt	**133,554**	129,535
Cash flow	**76,760**	87,642
Long-term debt to cash flow ratio	**1.74**	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at June 30, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

GREEK OPERATIONS

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected the Company's appeal of the Supreme Court of Greece's decision, but the text of such decision is not expected to be available until September of 2008. The Company has vigorously defended its position before all three levels of the Greek courts, both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded, and intends to assess its rights of further appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted on receipt of the text of the recent decision of the Athens Court of Appeal.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. SEGMENTED INFORMATION

The Company's operations are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All operations are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	CANADA	RUSSIA	UNITED STATES/ LATIN AMERICA	CORPORATE	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)
THREE MONTHS ENDED JUNE 30, 2008					
Revenue	**32,231**	**15,057**	**45,497**	**–**	**92,785**
Operating income (loss) [1]	**(8,812)**	**3,029**	**9,519**	**(4,744)**	**(1,008)**
Segmented assets	**257,807**	**105,606**	**221,603**	**–**	**585,016**
Capital expenditures	**8,078**	**343**	**10,920**	**–**	**19,341**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
THREE MONTHS ENDED JUNE 30, 2007					
Revenue	29,352	17,370	41,056	–	87,778
Operating income (loss) [1]	(1,771)	4,076	15,731	(2,422)	15,614
Segmented assets	260,322	107,066	154,699	–	522,087
Capital expenditures	6,877	11,415	1,680	–	19,972
Goodwill	6,003	–	–	–	6,003
SIX MONTHS ENDED JUNE 30, 2008					
Revenue	**115,316**	**29,934**	**90,005**	**–**	**235,255**
Operating income (loss) [1]	**11,791**	**4,739**	**20,276**	**(8,337)**	**28,469**
Segmented assets	**257,807**	**105,606**	**221,603**	**–**	**585,016**
Capital expenditures	**11,110**	**886**	**22,164**	**–**	**34,160**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
SIX MONTHS ENDED JUNE 30, 2007					
Revenue	115,938	29,425	70,922	–	216,285
Operating income (loss) [1]	23,405	5,680	22,441	(5,327)	46,199
Segmented assets	260,322	107,066	154,699	–	522,087
Capital expenditures	20,791	25,429	22,273	–	68,493
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s)	**($)**	($)	**($)**	($)
Fracturing	**77,711**	79,669	**197,466**	191,958
Coiled tubing	**10,436**	6,725	**24,644**	16,136
Cementing	**4,638**	1,384	**13,145**	8,191
	92,785	87,778	**235,255**	216,285

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ronald P. Mathison - Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)(4)
President & Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin Lambert (3)(4)
Managing Director
Matco Capital Ltd.

R.T. (Tim) Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay (4)
President & Chief Executive Officer
Calfrac Well Services Ltd.

Fernando Aguilar
President, Eastern Hemisphere
CGGVeritas

OFFICERS

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

Donald R. Battenfelder
President, Canadian Operating Division

John L. Grisdale
President, United States
Operating Division

Robert L. Sutherland
President, Russian Operating Division

Tom J. Medvedic
Senior Vice President, Finance &
Chief Financial Officer

Dwight M. Bobier
Senior Vice President, Technical Services

Stephen T. Dadge
Senior Vice President,
Corporate Services

L. Lee Burleson
Vice President, Sales & Marketing,
United States Operating Division

B. Mark Paslawski
Vice President, General Counsel
and Corporate Secretary

F. Bruce Payne
Vice President, Operations,
United States Operating Division

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PRICEWATERHOUSECOOPERS LLP
Calgary, Alberta

BANKER

HSBC BANK CANADA
TORONTO-DOMINION BANK
Calgary, Alberta

LEGAL COUNSEL

BENNETT JONES LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

ALBERTA, CANADA
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

COLORADO, UNITED STATES
Denver – Regional Office
Grand Junction
Platteville

ARKANSAS, UNITED STATES
Beebe

MEXICO
Mexico City – Regional Office
Reynosa

RUSSIA
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

ARGENTINA
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by email at service@computershare.com, or write to:
COMPUTERSHARE TRUST COMPANY OF CANADA Suite 600, 530 Eighth Avenue S.W.
Calgary, Alberta T2P 3S8

CALFRAC WELL SERVICES

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3

Email: info@calfrac.com
www.calfrac.com

CONSOLIDATED BALANCE SHEETS

AS AT	JUNE 30, 2008	DECEMBER 31, 2007
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	**42,516**	39,104
Accounts receivable	**76,201**	86,980
Income taxes recoverable	**4,049**	786
Inventory	**28,412**	25,013
Prepaid expenses and deposits	**8,633**	5,611
	159,811	157,494
Capital assets	**405,383**	388,987
Long-term investment	**–**	928
Goodwill (note 9)	**10,523**	6,003
Future income taxes	**9,299**	5,498
	585,016	558,910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**65,755**	65,338
Long-term debt (note 4)	**133,554**	129,535
Other long-term liabilities	**1,832**	1,882
Future income taxes	**13,761**	7,135
Deferred credit	**6,038**	4,105
Non-controlling interest	**8**	–
	220,948	207,995
Shareholders' equity		
Capital stock (note 5)	**169,001**	155,254
Shares held in trust (note 6)	**(4)**	(2,199)
Contributed surplus (note 7)	**5,041**	6,025
Retained earnings	**194,947**	198,039
Accumulated other comprehensive income	**(4,917)**	(6,204)
	364,068	350,915
	585,016	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s, except per share data) (unaudited)	**($)**	($)	**($)**	($)
Revenue	**92,785**	87,778	**235,255**	216,285
Expenses				
Operating	**84,362**	65,683	**189,092**	155,968
Selling, general and administrative	**9,431**	6,481	**17,694**	14,118
Depreciation	**12,285**	8,743	**24,095**	16,643
Interest, net	**2,687**	2,524	**5,381**	4,429
Equity share of income from long-term investments	**-**	(600)	**(122)**	(600)
Foreign exchange losses (gains)	**(84)**	1,380	**(1,509)**	1,369
Loss (gain) on disposal of capital assets	**(111)**	265	**(134)**	538
	108,570	84,476	**234,497**	192,465
Income (loss) before income taxes and non-controlling interest	**(15,785)**	3,302	**758**	23,820
Income taxes				
Current	**(2,320)**	1,715	**(2,422)**	2,364
Future	**2,043**	1,890	**4,474**	2,982
	(277)	3,605	**2,052**	5,346
Income (loss) before non-controlling interest	**(15,508)**	(303)	**(1,294)**	18,474
Non-controlling interest	**(39)**	–	**(94)**	–
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Retained earnings, beginning of period	**212,308**	181,922	**198,039**	163,145
Dividends	**(1,892)**	(1,819)	**(1,892)**	(1,819)
Retained earnings, end of period	**194,947**	179,800	**194,947**	179,800
Earnings (loss) per share				
Basic	**(0.41)**	(0.01)	**(0.03)**	0.51
Diluted	**(0.41)**	(0.01)	**(0.03)**	0.51

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	**($)**	($)	**($)**	($)
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**(277)**	(2,661)	**1,287**	(3,360)
Comprehensive income (loss)	**(15,746)**	(2,964)	**87**	15,114
Accumulated other comprehensive income, beginning of period	**(4,640)**	(699)	**(6,204)**	–
Other comprehensive income (loss) for the period	**(277)**	(2,661)	**1,287**	(3,360)
Accumulated other comprehensive income, end of period	**(4,917)**	(3,360)	**(4,917)**	(3,360)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	**($)**	($)	**($)**	($)
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Net income (loss) for the period	**(15,469)**	(303)	**(1,200)**	18,474
Items not involving cash:				
Depreciation	**12,285**	8,743	**24,095**	16,643
Amortization of debt issue costs	**153**	171	**305**	265
Stock-based compensation	**1,129**	669	**1,456**	1,360
Equity share of income from long-term investments	**-**	(600)	**(122)**	(600)
Loss (gain) on disposal of capital assets	**(111)**	265	**(134)**	538
Future income taxes	**2,043**	1,890	**4,474**	2,982
Non-controlling interest	**(39)**	–	**(94)**	–
Funds provided by operations	**(9)**	10,835	**28,780**	39,662
Net change in non-cash operating assets and liabilities	**17,384**	7,817	**173**	(762)
	17,375	18,652	**28,953**	38,900
FINANCING ACTIVITIES				
Issuance of long-term debt	**-**	–	**-**	199,790
Long-term debt repayments	**-**	–	**-**	(107,546)
Net proceeds on issuance of common shares	**3,410**	1,176	**8,667**	1,214
Dividends	**(1,892)**	(1,819)	**(1,892)**	(1,819)
Purchase of common shares	**-**	(2,037)	**-**	(2,037)
	1,518	(2,680)	**6,775**	89,602
INVESTING ACTIVITIES				
Purchase of capital assets	**(19,341)**	(19,972)	**(34,160)**	(68,493)
Proceeds on disposal of capital assets	**153**	50	**258**	416
Acquisitions, net of cash acquired (note 9)	**-**	–	**(6,117)**	-
Long-term investments and other	**-**	–	**243**	–
Net change in non-cash working capital from purchase of capital assets	**6,319**	(14,651)	**5,890**	(14,756)
	(12,869)	(34,573)	**(33,886)**	(82,833)
Effect of exchange rate changes on cash and cash equivalents	**(130)**	(5,718)	**1,570**	(6,909)
Increase (decrease) in cash position	**5,894**	(24,319)	**3,412**	38,760
Cash and cash equivalents, beginning of period	**36,622**	68,659	**39,104**	5,580
Cash and cash equivalents, end of period	**42,516**	44,340	**42,516**	44,340

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(figures in text and tables are in 000's except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of the Company is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008, of the following Canadian Institute of Chartered Accountants (CICA) Handbook sections:

(A) INVENTORIES

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

(B) FINANCIAL INSTRUMENTS

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(C) CAPITAL DISCLOSURES

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. LONG-TERM DEBT

The carrying value of long-term debt at June 30, 2008 was $133,554 (December 31, 2007 – $129,535) net of unamortized debt issue costs of $4,105 (December 31, 2007 – $4,290). The fair value of long-term debt at June 30, 2008 was $132,841 (December 31, 2007 – $128,138).

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

CONTINUITY OF COMMON SHARES (YEAR-TO-DATE)	SHARES	AMOUNT
	(#)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	**484,163**	**11,107**
Issued on acquisitions (note 9)	**150,160**	**2,640**
Balance, June 30, 2008	**37,836,195**	**169,001**

The weighted average number of common shares outstanding for the six months ended June 30, 2008 was 37,557,750 basic and 37,597,814 diluted (2007 – 36,348,231 basic and 36,411,690 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At June 30, 2008, the Trust held 175 shares which were purchased on the open market at a cost of $4 (June 30, 2007 – 83,029 shares at a cost of $2,030). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

CONTINUITY OF CONTRIBUTED SURPLUS (YEAR-TO-DATE)	AMOUNT
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	**1,456**
Stock options exercised	**(2,440)**
Balance, June 30, 2008	**5,041**

8. STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS (YEAR-TO-DATE)	OPTIONS	AVERAGE EXERCISE PRICE
	(#)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	**1,278,000**	**19.69**
Exercised for common shares	**(484,163)**	**17.90**
Forfeited	**(39,801)**	**23.27**
Balance, June 30, 2008	**1,978,259**	**22.04**

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(A) 1368303 ALBERTA LTD.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(B) CHEMERGY LTD.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	AMOUNT
(000s)	($)
Goodwill	**4,520**
Working capital	**1,747**
Capital assets	**371**
Total consideration	**6,638**

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At June 30, 2008, the long-term debt to cash flow ratio was 1.74:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

AS AT	**JUNE 30, 2008**	DECEMBER 31, 2007
(000s)	**($)**	($)
Long-term debt	**133,554**	129,535
Cash flow	**76,760**	87,642
Long-term debt to cash flow ratio	**1.74**	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at June 30, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

GREEK OPERATIONS

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected the Company's appeal of the Supreme Court of Greece's decision, but the text of such decision is not expected to be available until September of 2008. The Company has vigorously defended its position before all three levels of the Greek courts, both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded, and intends to assess its rights of further appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted on receipt of the text of the recent decision of the Athens Court of Appeal.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. SEGMENTED INFORMATION

The Company's operations are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All operations are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	CANADA	RUSSIA	UNITED STATES/ LATIN AMERICA	CORPORATE	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)
THREE MONTHS ENDED JUNE 30, 2008					
Revenue	**32,231**	**15,057**	**45,497**	-	**92,785**
Operating income (loss) [1]	**(8,812)**	**3,029**	**9,519**	**(4,744)**	**(1,008)**
Segmented assets	**257,807**	**105,606**	**221,603**	-	**585,016**
Capital expenditures	**8,078**	**343**	**10,920**	-	**19,341**
Goodwill	**7,236**	**979**	**2,308**	-	**10,523**
THREE MONTHS ENDED JUNE 30, 2007					
Revenue	29,352	17,370	41,056	-	87,778
Operating income (loss) [1]	(1,771)	4,076	15,731	(2,422)	15,614
Segmented assets	260,322	107,066	154,699	-	522,087
Capital expenditures	6,877	11,415	1,680	-	19,972
Goodwill	6,003	-	-	-	6,003
SIX MONTHS ENDED JUNE 30, 2008					
Revenue	**115,316**	**29,934**	**90,005**	-	**235,255**
Operating income (loss) [1]	**11,791**	**4,739**	**20,276**	**(8,337)**	**28,469**
Segmented assets	**257,807**	**105,606**	**221,603**	-	**585,016**
Capital expenditures	**11,110**	**886**	**22,164**	-	**34,160**
Goodwill	**7,236**	**979**	**2,308**	-	**10,523**
SIX MONTHS ENDED JUNE 30, 2007					
Revenue	115,938	29,425	70,922	-	216,285
Operating income (loss) [1]	23,405	5,680	22,441	(5,327)	46,199
Segmented assets	260,322	107,066	154,699	-	522,087
Capital expenditures	20,791	25,429	22,273	-	68,493
Goodwill	6,003	-	-	-	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2008	2007	**2008**	2007
(000s)	**($)**	($)	**($)**	($)
Fracturing	**77,711**	79,669	**197,466**	191,958
Coiled tubing	**10,436**	6,725	**24,644**	16,136
Cementing	**4,638**	1,384	**13,145**	8,191
	92,785	87,778	**235,255**	216,285

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 13, 2008

(signed) "*Tom J. Medvedic*"
Tom J. Medvedic
Senior Vice President, Finance and Chief Financial Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 13, 2008

(signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of August 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and six months ended June 30, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

CONSOLIDATED HIGHLIGHTS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base.

For the three months ended June 30, 2008, the Company:

- generated revenue of $92.8 million compared to $87.8 million in the same period of 2007;
- incurred a net loss of $15.5 million or $0.41 per share (basic) versus a net loss of $0.3 million or $0.01 per share (basic) in the same period of 2007;
- experienced a decrease of $10.8 million or $0.30 per share (basic) in cash flow from operations before changes in non-cash working capital during the second quarter of 2008, as compared to the corresponding quarter in 2007; and
- exited the quarter in strong financial condition with working capital of $94.1 million and undrawn credit facilities of $90.0 million.

For the six months ended June 30, 2008, the Company:

- increased revenue by nine percent to $235.3 million from $216.3 million in the first half of 2007;
- recorded a net loss of $1.2 million or $0.03 per share (basic) versus net income of $18.5 million or $0.51 per share (basic) in the same period of 2007; and
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic), compared to $39.7 million or $1.09 per share (basic) in the same period of 2007.

FINANCIAL OVERVIEW – THREE MONTHS ENDED JUNE 30, 2008 VERSUS THREE MONTHS ENDED JUNE 30, 2007

CANADA

THREE MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s, except operational information) (unaudited)	**($)**	($)	(%)
Revenue	**32,231**	29,352	10
Expenses			
Operating	**38,744**	28,918	34
Selling, General and Administrative (SG&A)	**2,299**	2,205	4
	41,043	31,123	32
Operating Loss	**(8,812)**	(1,771)	(397)
Operating Loss (%)	**-27.3%**	-6.0%	
Fracturing Revenue Per Job – Canada ($)	**60,792**	49,441	23
Number of Fracturing Jobs – Canada	**444**	543	(18)

Revenue

Revenue from Calfrac's Canadian operations during the second quarter of 2008 increased by ten percent to $32.2 million from $29.4 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $27.0 million, consistent with the $26.8 million earned in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 444 Canadian fracturing jobs for average revenue of $60,792 per job compared to 543 jobs for average revenue of $49,441 per job in the same period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in northern Alberta and northeast British Columbia, combined with fewer lower revenue fracturing jobs being completed in central and southern Alberta due to extremely wet weather during May and June 2008.

Revenue from the Company's coiled tubing operations in western Canada increased by $2.3 million from the comparable period in 2007 to $3.4 million in the second quarter of 2008. During this period, Calfrac completed 275 jobs for an average revenue of $12,374 per job compared to 735 jobs for an average revenue of $1,526 per job in the same quarter of 2007. The increase in the average revenue per job was due primarily to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of low-revenue jobs, as a result of extremely wet weather in May and June 2008, as well as to an increase in activity in the deeper reservoirs of the Western Canada Sedimentary Basin, which generate fewer but higher-revenue jobs.

Calfrac's Canadian cementing operations during the second quarter of 2008 achieved revenue of $1.8 million, a 33 percent increase from the $1.4 million recorded in the corresponding quarter of 2007. For the three months ended June 30, 2008, the Company completed 166 jobs for an average revenue of $11,062 per job, compared to 115 jobs with an average revenue of $12,034 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses

Operating expenses in Canada increased by 34 percent to $38.7 million during the second quarter of 2008 from $28.9 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the remainder of 2008 combined with higher fuel expenses. The Company also incurred significant costs in transporting product to remote operating locations during the quarter.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for Calfrac's Canadian operations were $2.3 million during the second quarter of 2008 compared to $2.2 million in the corresponding period of 2007.

UNITED STATES AND LATIN AMERICA

THREE MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**45,497**	41,056	11
Expenses			
Operating	**34,053**	24,120	41
SG&A	**1,925**	1,205	60
	35,978	25,325	42
Operating Income	**9,519**	15,731	(39)
Operating Income (%)	**20.9%**	38.3%	
Fracturing Revenue Per Job – United States ($)	**56,820**	83,448	(32)
Number of Fracturing Jobs – United States	**693**	492	41

Revenue
Revenue from Calfrac's United States operations increased by two percent during the second quarter of 2008 to $41.8 million from $41.1 million in the same quarter of 2007. For the three months ended June 30, 2008, Calfrac's Mexican and Argentinean operations generated revenue of $3.3 million and $0.4 million, respectively. The Company commenced fracturing operations in Mexico during the fourth quarter of 2007 and commenced cementing operations in Argentina during the second quarter of 2008. Accordingly, there was no revenue recorded in the comparable period of the prior year for these operations. The increase in U.S. revenue was due primarily to higher fracturing activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region resulting from the completion of more fracturing stages per well, combined with an increase in cementing activity in Arkansas. These positive U.S. results were almost entirely offset by competitive pricing pressures, lower activity levels in the Denver Julesburg (DJ) Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $3.5 million.

In the second quarter of 2008, the Company completed 693 fracturing jobs in the United States for average revenue of $56,820 per job compared to 492 jobs for average revenue of $83,448 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of an increase in the average number of stages completed in each day, competitive pricing pressures in all operating districts and the impact of a stronger Canadian dollar.

Operating Expenses
Operating expenses in the United States and Latin America were $34.1 million for the three months ended June 30, 2008, an increase of 41 percent from the comparative period in 2007. The increase was due mainly to start-up expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to the commencement of cementing operations in Arkansas during the third quarter of 2007, partially offset by the impact of a stronger Canadian dollar which reduced Calfrac's reported operating costs.

SG&A Expenses
In the second quarter of 2008, SG&A expenses in the United States and Latin America increased by $0.7 million from the comparable period in 2007 to $1.9 million primarily due to a larger number of divisional staff used to support Calfrac's broader U.S. operations and to the commencement of operations in Mexico and Argentina.

RUSSIA

THREE MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**15,057**	17,370	(13)
Expenses			
Operating	**11,009**	12,459	(12)
SG&A	**1,019**	835	22
	12,028	13,294	(10)
Operating Income	**3,029**	4,076	(26)
Operating Income (%)	**20.1%**	23.5%	

Revenue
The Company's revenue from Russian operations during the second quarter of 2008 decreased by 13 percent to $15.1 million from $17.4 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008 and the impact of a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the three months ended June 30, 2008, had remained consistent with the same quarter in 2007, reported revenue for Calfrac's Russian operations would have increased by approximately $1.3 million.

Operating Expenses
Operating expenses for the Company's Russian operations in the second quarter of 2008 were $11.0 million compared to $12.5 million in the same period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the impact of a lower U.S. dollar, offset partially by higher fuel expenses and costs associated with increased coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended June 30, 2008 versus $0.8 million in the corresponding period of 2007, primarily as a result of higher personnel costs offset partially by the impact of an appreciating Canadian dollar.

CORPORATE

THREE MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**557**	185	201
SG&A	**4,187**	2,237	87
	4,744	2,422	96
Operating Loss	**(4,744)**	(2,422)	(96)

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The increase in operating expenses from the second quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

For the three months ended June 30, 2008, Corporate SG&A expenses were $4.2 million compared to $2.2 million in the second quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's broader operations and an increase of $0.9 million related to stock-based compensation expenses.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.7 million for the second quarter of 2008 compared to $2.5 million for the same period of 2007. Interest expense for the three months ended June 30, 2008, relates mainly to Calfrac's senior unsecured notes and increased from the second quarter of 2007 primarily due to lower interest income earned on the Company's surplus cash offset by the impact of a higher Canadian dollar.

For the three months ended June 30, 2008, depreciation expense increased by 41 percent to $12.3 million from $8.7 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

INCOME TAX EXPENSES

The Company recorded an income tax recovery of $0.3 million during the second quarter of 2008 compared to an income tax expense of $3.6 million in the same period of 2007. For the three months ended June 30, 2008, Calfrac recorded a current tax recovery of $2.3 million compared to an expense of $1.7 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.0 million for the quarter ended June 30, 2008 compared to $1.9 million for the same period of 2007. The effective income tax recovery rate for the three months ended June 30, 2008 was two percent compared to an effective tax rate of 109 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was a result of a majority of the second-quarter net loss being incurred in Canada which is only recovered at a nominal rate due to the income tax attributes resulting from the amalgamation with Denison Energy Inc., combined with lower profitability in both the U.S. and Russia, where Calfrac's operations are subject to income tax at full statutory rates.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the three months ended June 30, 2008, decreased by $10.8 million or $0.30 per share (basic) from the same period in 2007. The decrease in cash flow from operations resulted mainly from:

- operating expenses in 2008 increasing by $18.7 million to $84.4 million; and
- an increase in SG&A expenses to $9.4 million in 2008 from $6.5 million in 2007;

offset partially by:

- revenue increasing by six percent over 2007 to $92.8 million in 2008;
- cash taxes decreasing by $4.0 million during 2008 from 2007; and
- foreign exchange gains of $0.1 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

FINANCIAL OVERVIEW – THREE MONTHS ENDED JUNE 30, 2008 VERSUS THREE MONTHS ENDED MARCH 31, 2008

CANADA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**32,231**	83,085	(61)
Expenses			
Operating	**38,744**	60,172	(36)
SG&A	**2,299**	2,310	–
	41,043	62,482	(34)
Operating Income (Loss)	**(8,812)**	20,603	(143)
Operating Income (Loss) (%)	**-27.3%**	24.8%	
Fracturing Revenue Per Job – Canada ($)	**60,792**	52,995	15
Number of Fracturing Jobs – Canada	**444**	1,273	(65)

Revenue

Calfrac's revenue from Canadian operations during the second quarter of 2008 decreased by 61 percent to $32.2 million from $83.1 million recorded in the first quarter of 2008. Canadian fracturing revenue for the three months ended June 30, 2008, was $27.0 million compared to $67.5 million in the first three months of 2008 due primarily to lower activity levels resulting from spring break-up and the impact of extremely wet weather in central and southern Alberta during May and June. During the second quarter, the Company completed 444 Canadian fracturing jobs for an average revenue of $60,792 per job compared to 1,273 jobs for an average revenue of $52,995 per job in the first quarter. The increase in fracturing revenue per job was primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeast British Columbia, combined with the completion of fewer shallow gas and coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations for the three months ended June 30, 2008, decreased by 58 percent to $3.4 million from $8.1 million recorded in the first quarter of 2008, primarily due to decreased activity levels resulting from the impact of spring break-up and extremely wet weather during May and June in central and southern Alberta. During the second quarter, the Company completed 275 jobs for an average revenue of $12,374 per job compared to 1,036 jobs for an average revenue of $7,813 per job in the first quarter. The increase in the average revenue per job was due primarily to a higher proportion of activity within the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $1.8 million in the second quarter versus $7.5 million during the first quarter. Cementing revenue decreased on a sequential basis primarily as a result of the impact of spring break-up on Canadian cementing operations and extremely wet weather experienced in central and southern Alberta during May and June. The Company completed 166 jobs for an average revenue of $11,062 per job in the second quarter compared to 986 jobs for an average revenue of $7,635 per job in the first quarter. Revenue per job during the second quarter increased from the first quarter primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada.

Operating Expenses

Operating expenses in Canada decreased by 36 percent to $38.7 million during the second quarter from $60.2 million in the first quarter. The decrease in operating expenses in Canada was primarily due to lower activity levels resulting from spring break-up and extremely wet weather in May and June in central and southern Alberta, offset partially by higher equipment repair and personnel expenses in preparation for higher activity levels throughout the remainder of 2008.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the second quarter were $2.3 million, consistent with the first quarter.

UNITED STATES AND LATIN AMERICA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**45,497**	44,508	2
Expenses			
Operating	**34,053**	31,560	8
SG&A	**1,925**	2,191	(12)
	35,978	33,751	7
Operating Income	**9,519**	10,757	(12)
Operating Income (%)	**20.9%**	24.2%	
Fracturing Revenue Per Job – United States ($)	**56,820**	67,966	(16)
Number of Fracturing Jobs – United States	**693**	587	18

Revenue

The Company's revenue from United States operations during the second quarter of 2008 increased by two percent to $41.8 million from $40.9 million recorded in the first quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas offset slightly by lower activity in the DJ Basin. Calfrac completed 693 U.S. fracturing jobs for an average revenue of $56,820 per job in the second quarter compared to 587 jobs for an average revenue of $67,966 per job in the first quarter. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas.

Calfrac's revenue from fracturing operations in Mexico decreased to $3.3 million during the second quarter from $3.6 million in the first quarter primarily due to lower fracturing activity levels.

Operating Expenses

During the second quarter, operating expenses in the United States and Latin America were $34.1 million compared to $31.6 million in the first quarter primarily due to higher proppant and fuel costs.

SG&A Expenses

SG&A expenses decreased by 12 percent to $1.9 million in the second quarter from $2.2 million in the first quarter primarily due to lower bonus expenses offset partially by higher costs to support the new operations in Mexico and Argentina.

RUSSIA

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	JUNE 30	MARCH 31	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**15,057**	14,877	1
Expenses			
Operating	**11,009**	12,467	(12)
SG&A	**1,019**	700	46
	12,028	13,167	(9)
Operating Income	**3,029**	1,710	77
Operating Income (%)	**20.1%**	11.5%	

Revenue

On a sequential quarterly basis, Calfrac's revenue from Russian operations increased by one percent to $15.1 million in the second quarter of 2008 from $14.9 million in the first quarter of 2008 due primarily to higher coiled tubing activity levels.

Operating Expenses
Operating expenses were $11.0 million in the second quarter compared to $12.5 million in the first quarter. The decrease in operating expenses was primarily due to lower maintenance costs, decreased fuel consumption due to warmer weather and a reduction in product costs resulting from the Company's customer supplying its own fracturing proppant.

SG&A Expenses
SG&A expenses were $1.0 million in the second quarter compared to $0.7 million in the first quarter primarily due to higher personnel costs.

CORPORATE

THREE MONTHS ENDED JUNE 30 AND MARCH 31, 2008	**JUNE 30**	MARCH 31	CHANGE
(000s)	**($)**	($)	(%)
(unaudited)			
Expenses			
Operating	**557**	530	5
SG&A	**4,187**	3,063	37
	4,744	3,593	32
Operating Loss	**(4,744)**	(3,593)	(32)

SG&A Expenses
On a sequential quarterly basis, Corporate SG&A expenses were $4.2 million in the second quarter of 2008, an increase of 37 percent from the first quarter of 2008, primarily due to a $1.1 million increase in stock-based compensation expenses.

INTEREST, DEPRECIATION AND OTHER EXPENSES
Net interest expense for the quarters ended June 30 and March 31, 2008, was consistent at $2.7 million.

In the second quarter of 2008, depreciation expense increased to $12.3 million from $11.8 million in the first quarter of 2008 primarily due to Calfrac's larger equipment fleet in North America.

INCOME TAX EXPENSES
For the three months ended June 30, 2008, the Company recorded an income tax recovery of $0.3 million compared to an income tax expense of $2.3 million in the three-month period ended March 31, 2008. The Company recorded a current tax recovery during the second quarter of 2008 of $2.3 million compared to a recovery of $0.1 million in the first three months of 2008. Calfrac recorded a future income tax expense of $2.0 million during the quarter ended June 30, 2008, a decrease of $0.4 million from the first quarter of 2008. The effective income tax recovery rate for the second quarter of 2008 was two percent compared to an effective tax rate of 14 percent for the three months ended March 31, 2008. The low effective income tax rate was a result of the Company's second quarter loss and first quarter earnings being mainly generated from Canada, which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

CASH FLOW
Cash flow from operations before changes in non-cash working capital for the second quarter of 2008 was $28.8 million or $0.77 per share (basic) lower than for the first three months of 2008 primarily due to:

- a $49.7 million decline in revenue to $92.8 million;
- SG&A expenses increasing to $9.4 million from $8.3 million in the previous quarter; and
- foreign exchange gains decreasing by $1.3 million to $0.1 million;

offset partially by:

- operating expenses decreasing by $20.4 million to $84.4 million; and
- current taxes decreasing by $2.2 million.

SUMMARY OF QUARTERLY RESULTS

THREE MONTHS ENDED	SEPT. 30, 2006	DEC. 31, 2006	MAR. 31, 2007	JUNE 30, 2007	SEPT. 30, 2007	DEC. 31, 2007	MAR. 31 2008	**JUNE 30, 2008**
(000s, except per share and unit data)	($)	($)	($)	($)	($)	($)	($)	**($)**
(unaudited)								
FINANCIAL								
Revenue	115,112	118,322	128,507	87,778	129,585	114,450	142,470	**92,785**
Gross margin [1]	36,500	34,488	38,222	22,095	42,851	28,612	37,740	**8,423**
Net income (loss)	19,418	16,907	18,777	(303)	16,441	3,653	14,269	**(15,469)**
Per share – basic	0.54	0.47	0.52	(0.01)	0.45	0.10	0.38	**(0.41)**
– diluted	0.53	0.46	0.52	(0.01)	0.45	0.10	0.38	**(0.41)**
Cash flow from operations [2]	27,560	25,507	28,827	10,835	28,398	19,582	28,790	**(9)**
Per share – basic	0.76	0.70	0.79	0.30	0.78	0.53	0.77	**–**
– diluted	0.76	0.70	0.79	0.30	0.78	0.53	0.77	**–**
EBITDA [3]	29,614	28,421	30,324	14,569	34,107	18,790	31,047	**(813)**
Per share – basic	0.82	0.78	0.84	0.40	0.94	0.51	0.83	**(0.02)**
– diluted	0.81	0.78	0.83	0.40	0.93	0.51	0.83	**(0.02)**
Capital expenditures	23,931	44,415	48,521	19,972	11,345	12,101	14,820	**19,341**
Working capital	31,158	31,225	105,549	86,971	99,696	92,156	111,989	**94,056**
Shareholders' equity	287,616	303,510	326,184	321,218	336,858	350,915	377,056	**364,068**
OPERATING	(#)	(#)	(#)	(#)	(#)	(#)	(#)	**#**
Fracturing spreads								
Conventional	19	21	23	23	24	24	24	**25**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	23	25	27	27	28	28	28	**29**
Coiled tubing units	14	14	14	15	17	18	18	**18**
Cementing units	11	13	15	15	16	16	17	**17**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

FINANCIAL OVERVIEW – SIX MONTHS ENDED JUNE 30, 2008 VERSUS SIX MONTHS ENDED JUNE 30, 2007

CANADA

SIX MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**115,316**	115,938	(1)
Expenses			
Operating	**98,916**	87,477	13
SG&A	**4,609**	5,056	(9)
	103,525	92,533	12
Operating Income	**11,791**	23,405	(50)
Operating Income (%)	**10.2%**	20.2%	
Fracturing Revenue Per Job – Canada ($)	**55,011**	52,434	5
Number of Fracturing Jobs – Canada	**1,717**	1,941	(12)

Revenue

During the first six months of 2008, revenue from the Company's Canadian operations was $115.3 million compared to $115.9 million in the comparable period of 2007. Fracturing revenue in Canada totalled $94.5 million, a decrease of seven percent from the $101.8 million generated in the comparative period of 2007. The decrease was primarily due to lower fracturing activity levels in western Canada, mainly as a result of extremely wet weather conditions in central and southern Alberta during May and June. For the six months ended June 30, 2008, the Company completed 1,717 Canadian fracturing jobs for an average revenue of $55,011 per job compared to 1,941 jobs with an average revenue of $52,434 per job in the corresponding period of 2007. Revenue per job increased during the first six months of 2008 over the same period in 2007 primarily due to a greater number of jobs being completed in the deeper, more technically challenging basins of western Canada and less shallow gas fracturing activity in southern Alberta due to the aforementioned wet weather.

Revenue from Canadian coiled tubing operations during the first six months of 2008 increased by $5.5 million to $11.5 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. For the first six months of 2008, the Company completed 1,311 jobs for an average revenue of $8,769 per job compared to 1,916 jobs with an average revenue of $3,117 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging plays of the Western Canada Sedimentary Basin.

Revenue from Calfrac's cementing operations during the six months ended June 30, 2008, was $9.4 million, a 14 percent increase from the $8.2 million recorded in the corresponding period in 2007. For the six months ended June 30, 2008, the Company completed 1,152 jobs for an average revenue of $8,129 per job compared to 612 jobs with an average revenue of $13,384 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed than in the corresponding period of the prior year, as well as the impact of competitive pricing pressures in western Canada.

Operating Expenses

During the first six months of 2008, operating expenses from Calfrac's operations in Canada increased by 13 percent to $98.9 million from $87.5 million in the corresponding period of 2007. This increase in operating costs was due primarily to a larger proportion of work being completed in the deeper, more technically challenging regions of western Canada, more equipment repairs and additional personnel costs in anticipation of higher activity throughout the remainder of 2008 as well as higher fuel expenses.

SG&A Expenses

Calfrac's SG&A expenses during the first six months of 2008 in Canada decreased to $4.6 million from $5.1 million in the comparative period of 2007 primarily as a result of lower annual bonus expenses due to lower Company profitability.

UNITED STATES AND LATIN AMERICA

SIX MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**90,005**	70,922	27
Expenses			
Operating	**65,613**	46,114	42
SG&A	**4,116**	2,367	74
	69,729	48,481	44
Operating Income	**20,276**	22,441	(10)
Operating Income (%)	**22.5%**	31.6%	
Fracturing Revenue Per Job – United States ($)	**61,932**	83,634	(26)
Number of Fracturing Jobs – United States	**1,280**	848	51

Revenue
For the six months ended June 30, 2008, revenue from Calfrac's United States operations was $82.6 million, an increase of 17 percent or $11.7 million from the comparable period in 2007. Calfrac's operations in Mexico and Argentina generated revenue of $7.0 million and $0.4 million, respectively, during the first six months of 2008. There was no revenue recorded in the comparable period of the prior year because the Company's operations in Mexico began during the fourth quarter of 2007 and cementing operations commenced in Argentina during the second quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well and a full six months of activity in Arkansas during 2008 versus only four months in the comparable period of 2007. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $10.2 million. For the six-month period ended June 30, 2008, the Company completed 1,280 fracturing jobs in the United States for average revenue of $61,932 per job compared to 848 jobs for average revenue of $83,634 per job in the comparable period of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

Operating Expenses
In the United States and Latin America, operating expenses during the first six months of 2008 increased by 42 percent to $65.6 million from $46.1 million in the comparable period of 2007 mainly due to higher fracturing activity levels in the United States, start-up expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses, offset partially by the appreciation of the Canadian dollar.

SG&A EXPENSES
SG&A expenses in the United States and Latin America for the six months ended June 30, 2008, were $4.1 million compared to $2.4 million in the corresponding period in 2007, primarily due to a larger divisional organization to support the U.S operations, higher annual bonus expenses and the commencement of operations in Mexico and Argentina, offset partially by the depreciation of the U.S. dollar.

RUSSIA

SIX MONTHS ENDED JUNE 30,	**2008**	2007	CHANGE
(000s, except operational information)	**($)**	($)	(%)
(unaudited)			
Revenue	**29,934**	29,425	2
Expenses			
Operating	**23,476**	22,006	7
SG&A	**1,719**	1,739	(1)
	25,195	23,745	6
Operating Income	**4,739**	5,680	(17)
Operating Income (%)	**15.8%**	19.3%	

Revenue
In the first six months of 2008, the Company's revenue from Russian operations increased by two percent to $29.9 million from $29.4 million in the comparable period of 2007. This increase was due primarily to a larger equipment fleet and higher coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first six months of 2008 had remained consistent with the same period in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $3.8 million.

Operating Expenses
Operating expenses in Russia during the first six months of 2008 were $23.5 million versus $22.0 million in the corresponding period of 2007. The increase in Russian operating expenses was primarily due to higher fuel expenses offset partially by the appreciation of the Canadian dollar.

SG&A Expenses
SG&A expenses in Russia for the six months ended June 30, 2008 were $1.7 million, consistent with the corresponding period in 2007.

CORPORATE

SIX MONTHS ENDED JUNE 30,	2008	2007	CHANGE
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**1,087**	371	193
SG&A	**7,250**	4,956	46
	8,337	5,327	57
Operating Loss	**(8,337)**	(5,327)	(57)

Operating Expenses
For the first six months of 2008, operating expenses for the Corporate segment increased by $0.7 million from the comparable period of 2007 to $1.1 million, primarily due to the start up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses
Corporate SG&A expenses during the first six months of 2008 were $7.3 million, an increase of 46 percent or $2.3 million from the same period in 2007, primarily due to a larger corporate staff supporting the Company's broader geographical operating scale, and secondarily to stock-based compensation expenses increasing by $0.7 million.

INTEREST, DEPRECIATION AND OTHER EXPENSES
For the six months ended June 30, 2008, the Company recorded net interest expense of $5.4 million compared to $4.4 million in the corresponding period of 2007. The higher interest expense in 2008 was primarily related to lower interest earned on the Company's surplus cash offset partially by the impact of the stronger Canadian dollar.

During the first six months of 2008, depreciation expense increased by 45 percent to $24.1 million from $16.6 million in the comparative period in 2007, mainly due to a larger fleet of equipment operating in North America and Russia.

INCOME TAX EXPENSES
In the first six months of 2008, the Company recorded an income tax expense of $2.1 million versus $5.3 million in the comparative six-month period in 2007. A current income tax recovery of $2.4 million was recorded compared to an expense of $2.4 million in the corresponding period of 2007. Calfrac recorded a future income tax expense of $4.5 million for the six months ended June 30, 2008, compared to $3.0 million in the same period of 2007. The Company's effective income tax rate for the six months ended June 30, 2008, was 271 percent compared to 22 percent in the same six-month period of 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate increased as a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates and higher net losses in Canada which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

CASH FLOW
Cash flow from operations before changes in non-cash working capital for the six months ended June 30, 2008, was $28.8 million or $0.77 per share (basic) compared to $39.7 million or $1.09 per share (basic) in the same period of 2007, primarily as a result of:

- operating expenses increasing by $33.1 million to $189.1 million in 2008; and
- a $3.6 million increase in SG&A expenses during 2008;

offset partially by:

- revenue increasing by nine percent or $19.0 million to $235.3 million in 2008;
- a decrease in cash taxes of $4.8 million during 2008; and
- foreign exchange gains of $1.5 million in 2008 compared to foreign exchange losses of $1.4 million in 2007.

LIQUIDITY AND CAPITAL RESOURCES

SIX MONTHS ENDED JUNE 30,	2008	2007
(000s)	($)	($)
Cash provided by (used in):		
Operating activities	28,953	38,900
Financing activities	6,775	89,602
Investing activities	(33,886)	(82,833)
Effect of exchange rate changes on cash and cash equivalents	1,570	(6,909)
Increase in cash and cash equivalents	3,412	38,760

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first six months of 2008 compared to $39.7 million in the corresponding period of 2007, primarily due to higher revenues being more than offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at June 30, 2008, Calfrac had working capital of $94.1 million, an increase of $7.1 million from June 30, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of June 2007.

Financing Activities

Net cash provided by financing activities in the first six months of 2008 decreased by $82.8 million from the same period in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015, and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus one percent or bankers' acceptances plus one percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At June 30, 2008, the Company had cash and cash equivalents of $42.5 million. A portion of these funds was invested in short-term investments, none of which was exposed to the liquidity issues surrounding asset-backed securities.

Investing Activities

For the six months ended June 30, 2008, Calfrac's net cash used for investing activities was $33.9 million, down from $82.8 million in the corresponding period in 2007. Capital expenditures were $34.2 million, down from $68.5 million in the same period of the prior year. Capital expenditures for the first six months of 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES

Changes in Accounting Policies

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

Inventories

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

OUTLOOK

Calfrac believes that the fundamentals for North American natural gas prices are strong and, as a result, that drilling activity within the Western Canada Sedimentary Basin should be higher than previously expected. In April 2008, the Petroleum Services Association of Canada (PSAC) revised its 2008 drilling forecast upward from 14,500 to 16,500 wells. Several industry analysts anticipate that the 2008 well count will be higher than this forecast. The Company believes that Canadian natural gas drilling in 2008 and beyond will be focused on the development of new technically challenging unconventional reservoirs, such as the Montney, Horn River and Bakken resource plays. Shallow gas drilling activity in southern Alberta is also expected to be active, more than offsetting the anticipated low levels of activity in the CBM fracturing market.

Similar to Canada, the oil and natural gas industry in the United States is focused on the development of new tight sand and shale gas plays. These unconventional reservoirs typically require a higher number of fractures per wellbore and significant hydraulic horsepower in order to pump at higher rates and pressures. As a result, Calfrac's U.S. operations in Grand Junction and Arkansas are expected to be very active during the remainder of 2008 and into 2009. Personnel and equipment from the Platteville district will continue to support the Company's fracturing operations in western Colorado. The pricing pressure recently experienced in these regions has stabilized and is expected to be mitigated by higher equipment utilization levels in the second half of the year. As a result, the Company's operations in the United States are anticipated to be a major driver of Calfrac's consolidated operating and financial performance for 2008 and beyond.

The Company's fracturing and coiled tubing operations in Russia are supported by annual contracts with one of Russia's largest oil and natural gas companies and, consequently, are expected to remain highly utilized throughout the remainder of 2008. Calfrac also continues to evaluate new opportunities to grow its scale of operations within this geographic market.

The operating scale of Calfrac's fracturing operations in Mexico was enhanced through the deployment of a second fracturing spread in April 2008. This larger equipment fleet is expected to generate improved future operating and financial performance in this market.

In Argentina, Calfrac commenced cementing operations in April 2008 supported by a negotiated arrangement with a local oil and natural gas company. Calfrac believes that these operations will provide the foundation for future expansion as the pressure pumping market in this country develops.

SECOND QUARTER CONFERENCE CALL

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2008 second quarter results at 9:00 a.m. (Mountain Daylight Time) on Thursday, August 7, 2008. The conference call dial-in number is 1-866-250-4909 or 416-915-5648. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21279298#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipate", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks".

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted). These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. announces Normal Course Issuer Bid

CALGARY, Oct. 20 /CNW/ - Calfrac Well Services Ltd. (the "Corporation") (TSX: CFW) has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Bid") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends, subject to the receipt of regulatory approval, to make a normal course issuer bid for certain of its outstanding common shares on the terms set forth in the Notice. From time to time, common shares may become available for purchase at prices that make them an attractive investment. The Corporation expects that the purchase of common shares will benefit the remaining shareholders of the Corporation by increasing their equity interest in the Corporation's assets.

On October 14, 2008, 37,844,343 common shares were outstanding. Under the rules of the Exchange, in the period commencing on October 23, 2008, and ending on October 22, 2009, the Corporation may acquire up to 1,892,217 common shares of the Corporation, being approximately 5% of the common shares outstanding as at October 14, 2008. If market conditions permit, the Corporation presently anticipates that it will acquire the maximum number of shares it is entitled to purchase as set forth above as. In accordance with the applicable rules of the Exchange, the maximum number of shares which may be acquired by the Corporation on any given day is 48,324, subject to the block purchase exemption provided for in the Company Manual.

Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of common shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation has not purchased any common shares pursuant to a normal course issuer bid during the 12 month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Corporate Secretary of the Corporation at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, (403) 266-6000.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 12:25e 20-OCT-08

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces changes to its executive team

CALGARY, Oct. 20 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) is pleased to announce the following changes to its executive team effective November 17, 2008:

<<

- Tom Medvedic, Calfrac's Senior Vice President, Finance and Chief Financial Officer, has been appointed Senior Vice President, Corporate Development.

- Laura Cillis has been appointed as Calfrac's Senior Vice President, Finance and Chief Financial Officer.

>>

Mr. Medvedic has served as Calfrac's Chief Financial Officer since 2004 and was instrumental in the formalization of the required financial controls and procedures to transition from a private company to a public company, and also played a central role from a financial perspective in managing the international expansion of Calfrac's operations into Russia, Mexico and Argentina, as well as its expanded presence in the United States. In his new role as Senior Vice President, Corporate Development, Mr. Medvedic will be focused on assessing strategic initiatives and business opportunities, and will also provide support on investor relations matters.

Ms. Cillis brings with her over 20 years of financial experience in the oil and gas services industry, having most recently served as the Chief Financial Officer of Canadian Energy Services L.P. since January of 2006. Ms. Cillis also has extensive international experience gained from her tenure with two large multi-national corporations in the oilfield services sector, and offers a broad range of financial leadership and technical expertise. Ms. Cillis holds a Bachelor of Commerce degree from the University of Alberta and has been a Chartered Accountant since 1986.

"We are extremely pleased to announce Tom's transition from CFO to Senior Vice President, Corporate Development, a role in which he will be well positioned to bolster senior management depth in all of our geographic segments and assist with the identification and exploitation of strategic initiatives and opportunities," commented Doug Ramsay, Calfrac's President and Chief Executive Officer. "We are equally pleased to announce the addition of Laura to our team as Senior Vice President, Finance and Chief Financial Officer, and are excited about the strong financial expertise and proven track record of success in a variety of leadership roles that she brings with her to our company," added Mr. Ramsay.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 18:02e 20-OCT-08

Calfrac Well Services Ltd.
411 - 8 Avenue S.W. Calgary, Alberta, Canada T2P 1E3
Direct: (403) 266.6000 Fax: (403) 266.7381

Toll Free 24 Hours: 1.866.770.FRAC (3722)

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. Third Quarter 2008 Earnings Release and Conference Call

CALGARY, ALBERTA, October 29, 2008 – Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Third Quarter 2008 results after the markets close on Wednesday, November 5, 2008. A conference call has been scheduled for 10:00 a.m. MT (12:00 noon ET) on Thursday, November 6, 2008. If you wish to participate in the conference call, please call (866) 250-4665 or (416) 646-3095 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until November 13, 2008. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21287233 followed by the pound key.

For further information on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491.

CALFRAC WELL SERVICES LTD.

Calfrac Announces Third Quarter Results

CALGARY, ALBERTA – November 5, 2008 – Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX–CFW) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2008.

HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2008	2007	Change	**2008**	2007	Change
(000s, except per share and unit data) (unaudited)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Financial						
Revenue	**149,527**	129,585	15	**384,782**	345,870	11
Gross margin [1]	**38,421**	42,851	(10)	**84,584**	103,168	(18)
Net income before stock-based compensation expenses	**12,254**	17,195	(29)	**13,353**	37,315	(64)
Per share – basic	**0.32**	0.47	(32)	**0.35**	1.03	(66)
– diluted	**0.32**	0.47	(32)	**0.35**	1.02	(66)
Net income	**11,203**	16,441	(32)	**10,003**	34,915	(71)
Per share – basic	**0.30**	0.45	(33)	**0.27**	0.96	(72)
– diluted	**0.30**	0.45	(33)	**0.27**	0.96	(72)
Cash flow from operations [2]	**27,128**	28,398	(4)	**55,909**	68,060	(18)
Per share – basic	**0.72**	0.78	(8)	**1.48**	1.87	(21)
– diluted	**0.72**	0.78	(8)	**1.48**	1.87	(21)
EBITDA [3]	**26,983**	34,107	(21)	**57,216**	78,999	(28)
Per share – basic	**0.71**	0.94	(24)	**1.52**	2.17	(30)
– diluted	**0.71**	0.93	(24)	**1.52**	2.17	(30)
Working capital	**104,700**	99,696	5	**104,700**	99,696	5
Shareholders' equity	**378,890**	336,858	12	**378,890**	336,858	12
Weighted average common shares outstanding *(#)*						
Basic	**37,843**	36,396	4	**37,653**	36,364	4
Diluted	**37,853**	36,479	4	**37,681**	36,434	3
Operating						
Fracturing spreads at period end						
Conventional fracturing				**25**	24	4
Coalbed methane				**4**	4	–
Total				**29**	28	4
Coiled tubing units				**18**	17	6
Cementing units				**18**	16	13

1. *Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under generally accepted accounting principles (GAAP) and, accordingly, may not be comparable to similar measures used by other companies.*
2. *Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.*

PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three and nine months ended September 30, 2008 and discuss our prospects for the remainder of the year. During the third quarter, our Company:

- enhanced the terms of a long-term fracturing contract with a major U.S. natural gas producer to include the provision of a second fracturing spread in Arkansas;
- increased the scale of cementing operations in the United States in order to meet increasing demand for the Company's services;
- expanded the Company's fracturing and coiled tubing customer base in Khanty-Mansiysk, Russia; and
- secured additional sources of supply for proppant, diesel fuel, nitrogen and carbon dioxide to support the Company's growing operations in the deeper, unconventional reservoirs of western Canada and the United States.

Financial Highlights

For the three months ended September 30, 2008, the Company:

- realized revenue of $149.5 million, an increase of 15 percent from the comparable period in 2007;
- earned net income of $11.2 million or $0.30 per share (basic) compared to $16.4 million or $0.45 per share (basic) in the same period in 2007; and
- exited the quarter in strong financial condition with working capital of $104.7 million.

For the nine months ended September 30, 2008, Calfrac:

- increased revenue by 11 percent from the first nine months of 2007 to $384.8 million;
- recorded net income of $10.0 million or $0.27 per share (basic);
- generated cash flow from operations before changes in non-cash working capital of $55.9 million or $1.48 per share (basic) compared to $68.1 million or $1.87 per share (basic) in the same period of 2007; and
- achieved EBITDA of $57.2 million or $1.52 per share (basic).

Operational Highlights

Canada

Activity levels for the Company's fracturing and coiled tubing operations located in the deeper basins of northern Alberta and northeastern British Columbia were very strong during the third quarter of 2008. Natural gas drilling activity in western Canada continues to be focused on emerging unconventional resource plays such as the Montney and Horn River plays. Large, multiple-stage fractures are used to enhance natural gas production from these tight gas sand and shale reservoirs, which typically require significant hydraulic horsepower and technological capabilities – and are precisely the areas in which Calfrac excels. During the quarter, equipment and personnel from central and southern Alberta were temporarily redeployed to support Calfrac's operations in the deeper regions of the Western Canada Sedimentary Basin. Calfrac now generates the majority of its revenues from activities in the higher-growth portions of the Basin, a trend that is reflected in the growth of our average revenue per fracturing job, which was approximately $69,000 in the third quarter of 2008 compared to approximately $48,000 in the third quarter of 2007.

United States

During the third quarter of 2008, Calfrac's fracturing and cementing operations in the United States reached record levels primarily due to strong demand for the Company's services in western Colorado and Arkansas. Calfrac's fracturing operations based in Grand Junction continue to benefit from the commissioning of the Rocky Mountain Express Pipeline earlier in the year, which assisted in alleviating the natural gas take-away limitations in western Colorado. Fracturing equipment and personnel from the Denver Julesberg Basin were reallocated to the Piceance Basin in order to assist with meeting the strong demand for our fracturing services in that region.

Activity levels in the Fayetteville shale play located in Arkansas increased to record levels during the third quarter as a result of the industry trend towards completing larger, high-rate, multi-stage fracturing jobs. Stronger demand from new and existing cementing customers in this region also resulted in record activity

levels and improved financial results for Calfrac's U.S. cementing operations. In September, the Company's existing commitment with a major U.S. oil and natural gas company was enhanced to include the provision of a second fracturing spread.

Industry pricing pressures in the United States have started to subside during the third quarter. The Company expects to realize improved pricing in the fourth quarter and, combined with high activity levels, this region will remain an important driver of the Company's overall financial performance into the future.

Russia

The Russian equipment fleet currently consists of three fracturing spreads and five coiled tubing units. This fleet recorded reasonably strong utilization throughout the Company's operating districts in Western Siberia during the third quarter. Calfrac is currently preparing tenders for the 2009 annual contract bid process and is optimistic about the Company's prospects for maintaining high equipment utilization in this geographic market.

Mexico

During the third quarter, Calfrac's fracturing operations in Mexico continued to progress through the start-up phase. From its district base in Reynosa, the Company currently operates two fracturing spreads servicing the Burgos field in northern Mexico. While activity to date has been lower than anticipated, we believe that this larger operating scale will provide the foundation for higher activity levels throughout the remainder of the year and improved financial performance in the future.

Argentina

In Argentina, the Company began cementing operations during the second quarter under the terms of a negotiated arrangement with a local oil and natural gas company. The Company's investment in Argentina is relatively small and we continue to monitor the local economic and political environment. Calfrac intends to grow these international operations as the oil and natural gas market expands into the future.

Outlook

Calfrac anticipates that the global financial crisis may constrain the capital spending of our customers in 2009. Many have experienced substantial declines in their share values, which will reduce their ability or willingness to raise equity capital in the short term. Lending institutions, meanwhile, may tighten credit terms and lending amounts. Consequently, drilling activity in the coming year may be lower than in previous years and earlier forecasts. Notwithstanding these negatives, we believe the long-term fundamentals for natural gas prices and the pressure pumping service industry remain strong. Meanwhile, the decline in the Canadian dollar versus the U.S. dollar is already mitigating softness in North American natural gas prices, with the AECO (Canadian-dollar) spot price recently moving closer to the Henry Hub (U.S. dollar) spot price. Because Calfrac's North American operations are primarily focused on natural gas fracturing, strength in natural gas drilling is key to our North American activity levels.

In Canada, strong demand for pressure pumping services in the deeper, more technically complex unconventional reservoirs of western Canada is expected to continue for the remainder of 2008 and the first quarter of 2009. These emerging resource plays require significant hydraulic pumping capacity in order to perform multiple fractures per well at high pumping rates and pressures. This industry trend is expected to continue as these resource plays develop over multi-year periods. Meanwhile, the lower drilling activity that has been experienced through 2008 in the shallow gas fracturing market of southern Alberta is expected to rebound, with increased activity anticipated for 2009 and 2010 as a result of changes to Alberta's royalty regime which take effect on January 1, 2009.

In the United States, the Company expects that activity levels will remain very strong in the Piceance Basin and the Fayetteville shale play of Arkansas throughout the remainder of 2008. Calfrac recently revised the terms of a long-term contract with a major U.S. natural gas producer and will provide a second Arkansas-based fracturing spread. This is exciting news for us, demonstrating our ability to compete successfully in one of the fast-growing resource plays within the U.S. The enhanced contract will add substantially to our U.S.-generated revenue. The Company believes that pricing pressures in the United States have abated and prices in this market will begin to trend higher through the latter part of 2008 and early 2009. Additionally, Calfrac completed its first fracturing jobs in the Bakken play in North Dakota in late October, opening up a new geographic market, and is continuing to evaluate other growth opportunities in this region.

Calfrac is currently progressing through the annual contract tender process in Russia and expects that its equipment fleet will be highly utilized in Western Siberia during 2009. The Company remains focused on enhancing the efficiency of its fracturing and coiled tubing operations in order to improve this geographic market's financial performance.

In Mexico, a second fracturing spread and related support equipment were deployed during the second quarter. This additional equipment provides the Company with greater operating flexibility and scale and is expected to result in better equipment utilization and improved financial performance from this geographic segment.

Under the terms of a negotiated arrangement with a local oil and natural gas company, Calfrac began cementing operations from its district base in Catriel, Argentina during the second quarter of 2008. The Company's strong local management team is currently preparing to expand the Company's services to include acidizing services during the fourth quarter and continues to evaluate future opportunities that will prudently expand the scale of operations as the pressure pumping market in South America continues to develop.

Calfrac's 2008 capital program will total $99 million and is anticipated to be substantially completed in time for the winter drilling season. This year's capital expenditures were focused mainly on the construction of a new high-rate conventional fracturing spread and a deep coiled tubing unit for the Canadian market as well as the enhancement of the Company's North American pressure pumping capacity, which will include adding approximately 60,000 horsepower this year for a total of approximately 300,000 horsepower. This capital program is expected to be primarily funded from the Company's cash on hand and cash flow from operations.

In response to the turmoil in the financial markets, the Company drew down its credit facilities by $90.0 million in early October. This surplus cash will continue to be invested in short-term investments with a large, global financial institution until the credit market stabilizes. In addition, Calfrac is currently negotiating the annual renewal of its credit facilities and expects to complete this process in the month of November.

The Company is pleased to announce that Tom Medvedic will transition to the role of Senior Vice-President, Corporate Development, and Laura Cillis will join Calfrac's senior management team on November 17th as Senior Vice President, Finance and Chief Financial Officer. In his new role as Senior Vice President, Corporate Development, Mr. Medvedic will be responsible for the identification and exploitation of strategic initiatives and opportunities as well as coordinating the Company's investor relations activities. Ms. Cillis has over 20 years of financial experience in the oil and gas services industry and most recently served as Chief Financial Officer of Canadian Energy Services L.P. We look forward to the addition of Ms. Cillis to our team, which together with Mr. Medvedic's transition to a new role, will serve to bolster the depth of senior management and leave the Company well-positioned to execute on available market opportunities.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

November 4, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of November 4, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and nine months ended September 30, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included at the end of this MD&A.

Consolidated Highlights

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended September 30, 2008, the Company:

- generated revenue of $149.5 million compared to $129.6 million in the same period of 2007;
- earned net income of $11.2 million or $0.30 per share (basic) versus net income of $16.4 million or $0.45 per share (basic) in the same period of 2007;
- realized cash flow from operations before changes in non-cash working capital during the third quarter of 2008 of $27.1 million or $0.72 per share (basic) as compared to $28.4 million or $0.78 per share (basic) in the corresponding quarter in 2007; and
- exited the quarter in strong financial condition with working capital of $104.7 million.

For the nine months ended September 30, 2008, the Company:

- increased revenue by 11 percent to $384.8 million from $345.9 million in the first nine months of 2007;
- recorded net income of $10.0 million or $0.27 per share (basic) versus net income of $34.9 million or $0.96 per share (basic) in the same period of 2007; and
- realized cash flow from operations before changes in non-cash working capital of $55.9 million or $1.48 share (basic) compared to $68.1 million or $1.87 per share (basic) in the same period of 2007.

Financial Overview – Three Months Ended September 30, 2008 Versus Three Months Ended September 30, 2007

Canada

Three Months Ended September 30,	2008	2007	Change
(000s, except operational information) (unaudited)	*($)*	*($)*	*(%)*
Revenue	**75,294**	70,058	7
Expenses			
Operating	**55,542**	49,783	12
Selling, General and Administrative (SG&A)	**3,064**	3,173	(3)
	58,606	52,956	11
Operating Income	**16,688**	17,102	(2)
Operating Income (%)	**22.2%**	24.4%	
Fracturing Revenue Per Job – Canada ($)	**68,966**	47,957	
Number of Fracturing Jobs – Canada	**915**	1,253	

Revenue

Revenue from Calfrac's Canadian operations during the third quarter of 2008 increased by seven percent to $75.3 million from $70.1 million recorded in the comparable three-month period of 2007. Canadian fracturing revenue for the quarter totalled $63.1 million, an increase of five percent from the $60.1 million earned in the corresponding quarter of 2007. For the three months ended September 30, 2008, the Company completed 915 Canadian fracturing jobs for average revenue of $68,966 per job compared to 1,253 jobs for average revenue of $47,957 per job in the comparable period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in the Montney and Horn River plays located in northern Alberta and northeastern British Columbia, combined with fewer lower revenue fracturing jobs being completed in the shallow gas and coalbed methane (CBM) markets of central and southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $2.8 million from the comparable period in 2007 to $8.4 million in the third quarter of 2008. During this period Calfrac completed 738 jobs for average revenue of $11,384 per job compared to 1,020 jobs for average revenue of $5,518 per job in the comparable quarter of 2007. The increase in the average revenue per job was due primarily to an increase in activity in the deeper basins of western Canada, including the Montney play, which generate fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower revenue jobs.

Calfrac's Canadian cementing operations during the third quarter of 2008 achieved revenue of $3.8 million, a 13 percent decrease from the $4.3 million recorded in the corresponding quarter of 2007. For the three months ended September 30, 2008, the Company completed 388 jobs for average revenue of $9,766 per job, compared to 501 jobs for average revenue of $8,659 per job in the comparative period of 2007. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures.

Operating Expenses

Operating expenses in Canada increased by 12 percent to $55.5 million during the third quarter of 2008 from $49.8 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the remainder of 2008 and the first quarter of 2009, combined with higher fuel expenses.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for Calfrac's Canadian operations were $3.1 million during the third quarter of 2008, a decrease of three percent from the corresponding period of 2007.

United States and Latin America

Three Months Ended September 30,	2008	2007	Change
(000s, except operational information) *(unaudited)*	*($)*	*($)*	*(%)*
Revenue	**59,036**	42,763	38
Expenses			
Operating	**44,317**	25,087	77
SG&A	**2,435**	1,728	41
	46,752	26,815	74
Operating Income	**12,284**	15,948	(23)
Operating Income (%)	**20.8%**	37.3%	
Fracturing Revenue Per Job – United States ($)	**59,197**	101,463	
Number of Fracturing Jobs – United States	**859**	419	

Revenue

Revenue from Calfrac's United States operations increased by 28 percent during the third quarter of 2008 to $54.6 million from $42.8 million in the comparable quarter of 2007. For the three months ended September 30, 2008, Calfrac's Mexican and Argentinean operations generated revenue of $3.9 million and $0.6 million, respectively. The Company commenced fracturing operations in Mexico during the fourth quarter of 2007 and commenced cementing operations in Argentina during the second quarter of 2008. Accordingly, there was no revenue recorded in the comparable period of the prior year for these operations. The increase in U.S. revenue was due primarily to higher fracturing activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region resulting from the completion of a higher average number of fracturing stages per well, combined with an increase in cementing activity in Arkansas. These positive U.S. results were partially offset by competitive pricing pressures and lower activity levels in the Denver Julesberg (DJ) Basin.

In the third quarter of 2008, the Company completed 859 fracturing jobs in the United States for average revenue of $59,197 per job compared to 419 jobs for average revenue of $101,463 per job in the comparable quarter of 2007. Revenue per job decreased mainly as a result of an increase in the average number of stages completed in each operating day, resulting in completion of a typical job in fewer days, and competitive pricing pressures in all operating districts, most significantly in Arkansas.

Operating Expenses

Operating expenses in the United States and Latin America were $44.3 million for the three months ended September 30, 2008, an increase of 77 percent from the comparative period in 2007. The increase was due mainly to higher fracturing activity levels, start-up expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to an increase in the scale of cementing operations in Arkansas.

SG&A Expenses

In the third quarter of 2008, SG&A expenses in the United States and Latin America increased by $0.7 million from the comparable period in 2007 to $2.4 million, primarily due to a larger number of divisional staff used to support Calfrac's larger U.S. operations and the commencement of operations in Mexico and Argentina.

Russia

Three Months Ended September 30,	2008	2007	Change
(000s, except operational information) (unaudited)	*($)*	*($)*	*(%)*
Revenue	**15,197**	16,764	(9)
Expenses			
Operating	**10,561**	11,679	(10)
SG&A	**1,061**	896	18
	11,622	12,575	(8)
Operating Income	**3,575**	4,189	(15)
Operating Income (%)	**23.5%**	25.0%	

Revenue

During the third quarter of 2008, the Company's revenue from Russian operations decreased by nine percent to $15.2 million from $16.8 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008, partially offset by higher coiled tubing activity levels.

Operating Expenses

Operating expenses for the Company's Russian operations in the third quarter of 2008 were $10.6 million compared to $11.7 million in the corresponding period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the closure of the Company's Purpe district in January 2008 offset partially by higher fuel expenses and costs associated with increased coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $1.1 million for the three-month period ended September 30, 2008 versus $0.9 million in the corresponding period of 2007, primarily as a result of higher personnel costs.

Corporate

Three Months Ended September 30,	2008	2007	Change
(000s) (unaudited)	*($)*	*($)*	*(%)*
Expenses			
Operating	**686**	185	271
SG&A	**4,049**	3,030	34
	4,735	3,215	47
Operating Loss	**(4,735)**	(3,215)	(47)

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The third quarter's increase in operating expenses from the third quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008.

SG&A Expenses

For the three months ended September 30, 2008, Corporate SG&A expenses were $4.0 million compared to $3.0 million in the third quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's increased scale of operations and an increase of $0.3 million related to stock-based compensation expenses.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $2.7 million for the third quarter of 2008, consistent with the comparable period of 2007. Interest expense for the three months ended September 30, 2008 relates to Calfrac's senior unsecured notes.

For the three months ended September 30, 2008, depreciation expense increased by 29 percent to $12.8 million from $9.9 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

Income Tax Expenses

The Company recorded income tax expense of $0.3 million during the third quarter of 2008 compared to $5.0 million in the comparable period of 2007. For the three months ended September 30, 2008, Calfrac recorded a current tax recovery of $1.4 million compared to an expense of $3.7 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $1.8 million for the quarter ended September 30, 2008 compared to $1.3 million for the same period of 2007. The effective income tax rate for the three months ended September 30, 2008 was three percent compared to an effective tax rate of 23 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was a result of proportionately higher profitability in Canada, which incurs income tax at a lower rate due to the income tax attributes resulting from the amalgamation with Denison Energy Inc., combined with lower profitability in both the U.S. and Russia, where Calfrac's operations are subject to income tax at full statutory rates.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended September 30, 2008 decreased to $27.1 million or $0.72 per share (basic) from $28.4 million or $0.78 per share (basic) during the same period in 2007. The decrease in cash flow from operations resulted mainly from:

- operating expenses in 2008 increasing by $24.4 million to $111.1 million;
- an increase in SG&A expenses to $10.6 million in 2008 from $8.8 million in 2007; and
- foreign exchange losses of $0.7 million in 2008 compared to foreign exchange gains of $0.1 million in 2007;

offset partially by:

- revenue increasing by 15 percent over 2007 to $149.5 million in 2008; and
- cash taxes decreasing by $5.2 million during 2008 from 2007.

Financial Overview – Three Months Ended September 30, 2008 Versus Three Months Ended June 30, 2008

Canada

Three Months Ended September 30 and June 30,	2008	2008	Change
(000s, except operational information) (unaudited)	*($)*	*($)*	*(%)*
Revenue	**75,294**	32,231	134
Expenses			
Operating	**55,542**	38,744	43
SG&A	**3,064**	2,299	33
	58,606	41,043	43
Operating Income (Loss)	**16,688**	(8,812)	289
Operating Income (Loss) (%)	**22.2%**	-27.3%	
Fracturing Revenue Per Job – Canada ($)	**68,966**	60,792	
Number of Fracturing Jobs – Canada	**915**	444	

Revenue

Calfrac's revenue from Canadian operations during the third quarter of 2008 increased by 134 percent to $75.3 million from $32.2 million recorded in the second quarter of 2008. Canadian fracturing revenue for the three months ended September 30, 2008 was $63.1 million compared to $27.0 million in the second quarter of 2008. The period-over-period increase was due primarily to higher activity levels resulting from the end of spring break-up and the impact of extremely wet weather in central and southern Alberta during May and June. During the third quarter, the Company completed 915 Canadian fracturing jobs for average revenue of $68,966 per job compared to 444 jobs for average revenue of $60,792 per job in the second quarter. The increase in fracturing revenue per job was primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeastern British Columbia, including the Montney and Horn River plays.

Revenue from Canadian coiled tubing operations for the three months ended September 30, 2008 increased by 147 percent to $8.4 million from $3.4 million recorded in the second quarter of 2008 primarily due to improved well site access resulting from the lifting of seasonal road ban restrictions in western Canada. During the third quarter the Company completed 738 jobs for average revenue of $11,384 per job compared to 275 jobs for average revenue of $12,374 per job in the second quarter. The decrease in the average revenue per job was due primarily to a higher proportion of activity within the shallow gas regions of southern Alberta.

The Company's cementing operations in Canada recorded revenue of $3.8 million in the third quarter versus $1.8 million during the second quarter. Cementing revenue increased on a sequential basis primarily due to an increase in activity levels resulting from better access to well sites associated with the lifting of road ban restrictions. The Company completed 388 jobs for average revenue of $9,766 per job in the third quarter compared to 166 jobs for average revenue of $11,062 per job in the second quarter. Revenue per job during the third quarter decreased from the second quarter primarily due to the completion of a higher proportion of cementing jobs in the shallow basins of central and southern Alberta.

Operating Expenses

Operating expenses in Canada increased by 43 percent to $55.5 million during the third quarter from $38.7 million in the second quarter. The increase in operating expenses in Canada was primarily due to higher activity levels resulting from the end of spring break-up and extremely wet weather experienced during May and June in central and southern Alberta.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations increased from the second quarter by 33 percent to $3.1 million, primarily due to higher personnel expenses.

United States and Latin America

Three Months Ended September 30 and June 30,	2008	2008	Change
(000s, except operational information) *(unaudited)*	*($)*	*($)*	*(%)*
Revenue	**59,036**	45,497	30
Expenses			
Operating	**44,317**	34,053	30
SG&A	**2,435**	1,925	26
	46,752	35,978	30
Operating Income	**12,284**	9,519	29
Operating Income (%)	**20.8%**	20.9%	
Fracturing Revenue Per Job – United States ($)	**59,197**	56,820	
Number of Fracturing Jobs – United States	**859**	693	

Revenue

The Company's revenue from United States operations during the third quarter of 2008 increased by 31 percent to $54.6 million from $41.8 million recorded in the second quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas offset slightly by lower activity in the DJ Basin. Calfrac completed 859 U.S. fracturing jobs for average revenue of $59,197 per job in the third quarter compared to 693 jobs for average revenue of $56,820 per job in the second quarter. The

higher revenue per job was mainly due to increased prices in Arkansas and the impact of a stronger U.S. dollar.

Calfrac's revenue from fracturing operations in Mexico increased to $3.9 million during the third quarter from $3.3 million in the second quarter primarily due to higher fracturing activity levels, while Argentina's revenue from cementing operations was $0.6 million for the three months ended September 30, 2008 and $0.4 million in the previous quarter of 2008, due to the completion of a higher proportion of production cementing jobs combined with higher activity levels during the quarter.

Operating Expenses

During the third quarter, operating expenses in the United States and Latin America were $44.3 million compared to $34.1 million in the second quarter primarily due to higher fracturing activity levels.

SG&A Expenses

SG&A expenses increased by 26 percent from $1.9 million in the second quarter to $2.4 million in the third quarter primarily due to higher personnel expenses.

Russia

Three Months Ended September 30 and June 30,	**2008**	2008	Change
(000s, except operational information) *(unaudited)*	*($)*	*($)*	*(%)*
Revenue	**15,197**	15,057	1
Expenses			
Operating	**10,561**	11,009	(4)
SG&A	**1,061**	1,019	4
	11,622	12,028	(3)
Operating Income	**3,575**	3,029	18
Operating Income (%)	**23.5%**	20.1%	

Revenue

On a sequential quarterly basis, Calfrac's revenue from Russian operations increased by one percent to $15.2 million in the third quarter of 2008 from $15.1 million in the second quarter of 2008.

Operating Expenses

Operating expenses were $10.6 million in the third quarter compared to $11.0 million in the second quarter. The decrease in operating expenses was primarily due to a reduction in product costs resulting from the Company's customer supplying its own fracturing proppant and lower personnel costs offset partially by slightly higher equipment repair expenses.

SG&A Expenses

SG&A expenses were $1.1 million in the third quarter compared to $1.0 million in the second quarter.

Corporate

Three Months Ended September 30 and June 30,	**2008**	2008	Change
(000s) *(unaudited)*	*($)*	*($)*	*(%)*
Expenses			
Operating	**686**	557	23
SG&A	**4,049**	4,187	(3)
	4,735	4,744	–
Operating Loss	**(4,735)**	(4,744)	–

Operating Expenses

Operating expenses increased from the second quarter by 23 percent to $0.7 million mainly due to higher costs related to the Company's in-house laboratory services.

SG&A Expenses

On a sequential quarterly basis, Corporate SG&A expenses were $4.0 million in the third quarter of 2008, a decrease of three percent from the second quarter of 2008 primarily due to lower stock-based compensation expenses offset partially by higher personnel expenses.

Interest, Depreciation and Other Expenses

Net interest expense for the quarters ended September 30 and June 30, 2008 was consistent at $2.7 million per quarter.

In the third quarter of 2008, depreciation expense increased to $12.8 million from $12.3 million in the second quarter of 2008 primarily due to equipment fleet additions in North America.

Income Tax Expenses

For the three months ended September 30, 2008, the Company recorded an income tax expense of $0.3 million compared to an income tax recovery of $0.3 million in the three-month period ended June 30, 2008. The Company recorded a current tax recovery during the third quarter of 2008 of $1.4 million compared to a recovery of $2.3 million in the second quarter of 2008. Calfrac recorded a future income tax expense of $1.8 million during the quarter ended September 30, 2008, a decrease of $0.3 million from the second quarter of 2008. The effective income tax rate for the third quarter of 2008 was three percent compared to an effective recovery rate of two percent for the three months ended June 30, 2008. The low effective income tax and recovery rate was primarily a result of earnings and losses being generated from Canada, which recovers or incurs income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the third quarter of 2008 was higher by $27.1 million or $0.72 per share (basic) than in the second quarter of 2008 primarily due to:

- a $56.7 million increase in revenue to $149.5 million;

offset partially by:

- operating expenses increasing by $26.7 million to $111.1 million;
- SG&A expenses increasing to $10.6 million from $9.4 million in the previous quarter;
- foreign exchange losses of $0.7 million in the third quarter of 2008 compared to foreign exchange gains of $0.1 million in the second quarter; and
- a $0.9 million reduction in current income tax recoveries.

Summary of Quarterly Results

Three Months Ended	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	**Sept 30, 2008**
(000s, except per share and unit data) (unaudited)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Financial								
Revenue	118,322	128,507	87,778	129,585	114,450	142,470	92,785	**149,527**
Gross margin [1]	34,488	38,222	22,095	42,851	28,612	37,740	8,423	**38,421**
Net income (loss)	16,907	18,777	(303)	16,441	3,653	14,269	(15,469)	**11,203**
Per share – basic	0.47	0.52	(0.01)	0.45	0.10	0.38	(0.41)	**0.30**
– diluted	0.46	0.52	(0.01)	0.45	0.10	0.38	(0.41)	**0.30**
Cash flow from operations [2]	25,507	28,827	10,835	28,398	19,582	28,790	(9)	**27,128**
Per share – basic	0.70	0.79	0.30	0.78	0.53	0.77	–	**0.72**
– diluted	0.70	0.79	0.30	0.78	0.53	0.77	–	**0.72**
EBITDA [3]	28,421	30,324	14,569	34,107	18,790	31,047	(813)	**26,983**
Per share – basic	0.78	0.84	0.40	0.94	0.51	0.83	(0.02)	**0.71**
– diluted	0.78	0.83	0.40	0.93	0.51	0.83	(0.02)	**0.71**
Capital expenditures	44,415	48,521	19,972	11,345	12,101	14,820	19,341	**18,414**
Working capital	31,225	105,549	86,971	99,696	92,156	111,989	94,056	**104,700**
Shareholders' equity	303,510	326,184	321,218	336,858	350,915	377,056	364,068	**378,890**
	(#)	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*
Operating								
Fracturing spreads								
Conventional	21	23	23	24	24	24	25	**25**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	25	27	27	28	28	28	29	**29**
Coiled tubing units	14	14	15	17	18	18	18	**18**
Cementing units	13	15	15	16	16	17	17	**18**

1. *Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.*
2. *Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.*

Financial Overview – Nine Months Ended September 30, 2008 Versus Nine Months Ended September 30, 2007

Canada

Nine Months Ended September 30,	2008	2007	Change
(000s, except operational information) (unaudited)	*($)*	*($)*	*(%)*
Revenue	**190,610**	185,996	2
Expenses			
Operating	**154,458**	137,260	13
SG&A	**7,672**	8,229	(7)
	162,130	145,489	11
Operating Income	**28,480**	40,507	(30)
Operating Income (%)	**14.9%**	21.8%	
Fracturing Revenue Per Job – Canada ($)	**62,276**	50,678	
Number of Fracturing Jobs – Canada	**2,530**	3,194	

Revenue

During the first nine months of 2008, revenue from the Company's Canadian operations was $190.6 million compared to $186.0 million in the comparable period of 2007. Fracturing revenue in Canada totalled $157.6 million, a decrease of three percent from the $161.9 million generated in the comparative period of 2007. For the nine months ended September 30, 2008, the Company completed 2,530 Canadian fracturing jobs for average revenue of $62,276 per job compared to 3,194 jobs for average revenue of $50,678 per job in the corresponding period of 2007. Revenue per job increased during the first nine months of 2008 over the same period in 2007 primarily due to a greater number of jobs being completed in the deeper, more technically challenging basins of western Canada and less shallow gas fracturing activity in southern Alberta, offset partially by competitive pricing pressures.

Revenue from Canadian coiled tubing operations during the first nine months of 2008 increased by $8.3 million to $19.9 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. For the first nine months of 2008, the Company completed 2,049 jobs for average revenue of $9,711 per job compared to 2,936 jobs for average revenue of $3,951 per job in the comparable period of 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging plays of the Western Canada Sedimentary Basin.

Revenue from Calfrac's cementing operations during the nine months ended September 30, 2008 was $13.2 million, a five percent increase from the $12.5 million recorded in the corresponding period in 2007. For the nine months ended September 30, 2008, the Company completed 1,540 jobs for average revenue of $8,541 per job compared to 1,113 jobs for average revenue of $11,257 per job in the comparative period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed than in the corresponding period of the prior year, as well as the impact of competitive pricing pressures in western Canada.

Operating Expenses

During the first nine months of 2008, operating expenses from Calfrac's operations in Canada increased by 13 percent to $154.5 million from $137.3 million in the corresponding period of 2007. This increase in operating costs was due primarily to increased activity in the more technically challenging basins of western Canada which are more cost intensive, a comprehensive maintenance and recruitment program undertaken during the second quarter in anticipation of high activity levels throughout the remainder of 2008 and the first quarter of 2009 and higher fuel expenses.

SG&A Expenses

Calfrac's SG&A expenses during the first nine months of 2008 in Canada decreased to $7.7 million from $8.2 million in the comparative period of 2007 primarily as a result of lower annual bonus expenses due to lower Company profitability.

United States and Latin America

Nine Months Ended September 30,	2008	2007	Change
(000s, except operational information) *(unaudited)*	*($)*	*($)*	*(%)*
Revenue	**149,041**	113,685	31
Expenses			
Operating	**109,930**	71,201	54
SG&A	**6,552**	4,095	60
	116,482	75,296	55
Operating Income	**32,559**	38,389	(15)
Operating Income (%)	**21.8%**	33.8%	
Fracturing Revenue Per Job – United States ($)	**60,834**	89,530	
Number of Fracturing Jobs – United States	**2,139**	1,267	

Revenue

For the nine months ended September 30, 2008, revenue from Calfrac's United States operations was $137.2 million, an increase of 21 percent or $23.5 million from the comparable period in 2007. Calfrac's operations in Mexico and Argentina generated revenue of $10.8 million and $1.0 million, respectively, during the first nine months of 2008. There was no revenue recorded in the comparable period of the prior year as the Company's operations in Mexico began during the fourth quarter of 2007 and cementing operations commenced in Argentina during the second quarter of 2008. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well and a full nine months of activity in Arkansas during 2008 versus only seven months in the comparable period of 2007. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $10.3 million. For the nine-month period ended September 30, 2008, the Company completed 2,139 fracturing jobs in the United States for average revenue of $60,834 per job compared to 1,267 jobs for average revenue of $89,530 per job in the comparable period of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

Operating Expenses

In the United States and Latin America, operating expenses during the first nine months of 2008 increased by 54 percent to $109.9 million from $71.2 million in the comparable period of 2007 mainly due to higher fracturing activity levels in the United States, start-up expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses, offset partially by the appreciation of the Canadian dollar.

SG&A Expenses

SG&A expenses in the United States and Latin America for the nine months ended September 30, 2008 were $6.6 million compared to $4.1 million in the corresponding period in 2007, primarily due to a larger divisional organization to support the U.S operations, higher annual bonus expenses and the commencement of operations in Mexico and Argentina, offset partially by the depreciation of the U.S. dollar.

Russia

Nine Months Ended September 30,	2008	2007	Change
(000s, except operational information) *(unaudited)*	*($)*	*($)*	*(%)*
Revenue	**45,131**	46,189	(2)
Expenses			
Operating	**34,037**	33,685	1
SG&A	**2,780**	2,635	6
	36,817	36,320	1
Operating Income	**8,314**	9,869	(16)
Operating Income (%)	**18.4%**	21.4%	

Revenue

In the first nine months of 2008, the Company's revenue from Russian operations decreased by two percent to $45.1 million from $46.2 million in the comparable period of 2007. This decrease was due primarily to lower fracturing activity and a stronger Canadian dollar offset slightly by higher coiled tubing activity levels. If the U.S./Canadian dollar exchange rate for the first nine months of 2008 had remained consistent with the same period in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $3.9 million.

Operating Expenses

Operating expenses in Russia during the first nine months of 2008 were $34.0 million versus $33.7 million in the corresponding period of 2007. The increase in Russian operating expenses was primarily due to higher fuel expenses offset partially by the impact of operational streamlining initiatives and the appreciation of the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia for the nine months ended September 30, 2008 were $2.8 million compared to $2.6 million in the corresponding period of 2007.

Corporate

Nine Months Ended September 30,	2008	2007	Change
(000s) *(unaudited)*	*($)*	*($)*	*(%)*
Expenses			
Operating	**1,774**	556	219
SG&A	**11,298**	7,986	41
	13,072	8,542	53
Operating Loss	**(13,072)**	(8,542)	(53)

Operating Expenses

For the first nine months of 2008, operating expenses for the Corporate segment increased by $1.2 million from the comparable period of 2007 to $1.8 million, primarily due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. However, operating cost efficiencies exceeding the additional costs associated with the start-up of in-house laboratory services have been realized as a result of such acquisition.

SG&A Expenses

Corporate SG&A expenses during the first nine months of 2008 were $11.3 million, an increase of 41 percent or $3.3 million from the same period in 2007, primarily due to a larger corporate staff supporting the Company's broader geographic operating scale, and secondly to stock-based compensation expenses increasing by $1.0 million. Corporate SG&A expenses as a percentage of revenue were three percent in the first nine months of 2008 versus two percent in the comparable period of 2007.

Interest, Depreciation and Other Expenses

For the nine months ended September 30, 2008, the Company recorded net interest expense of $8.1 million compared to $7.2 million in the corresponding period of 2007. The higher interest expense in 2008 was primarily related to lower interest earned on the Company's surplus cash offset partially by the impact of the stronger Canadian dollar.

During the first nine months of 2008, depreciation expense increased by 39 percent to $36.9 million from $26.6 million in the comparative period in 2007, mainly due to a larger fleet of equipment operating in North America and Russia.

Income Tax Expenses

In the first nine months of 2008, the Company recorded an income tax expense of $2.4 million versus $10.3 million in the comparative period in 2007. A current income tax recovery of $3.8 million was recorded compared to an expense of $6.1 million in the corresponding period of 2007. Calfrac recorded a future income tax expense of $6.2 million for the nine months ended September 30, 2008 compared to $4.2 million in the same period of 2007. The Company's effective income tax rate for the nine months ended September

30, 2008 was 20 percent compared to 23 percent in the same nine-month period of 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate decreased as a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the nine months ended September 30, 2008 was $55.9 million or $1.48 per share (basic) compared to $68.1 million or $1.87 per share (basic) in the same period of 2007, primarily as a result of:

- operating expenses increasing by $57.5 million to $300.2 million in 2008; and
- a $5.4 million increase in SG&A expenses during 2008;

offset partially by:

- revenue increasing by 11 percent or $38.9 million to $384.8 million in 2008;
- foreign exchange gains of $0.8 million in 2008 compared to foreign exchange losses of $1.3 million in 2007; and
- a decrease in cash taxes of $10.0 million during 2008.

Liquidity and Capital Resources

Nine Months Ended September 30,	**2008**	2007
(000s)	*($)*	*($)*
Cash Provided By (Used In):		
Operating Activities	**27,124**	43,512
Financing Activities	**6,991**	90,903
Investing Activities	**(53,899)**	(94,571)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**3,421**	(12,136)
(Decrease) Increase in Cash and Cash Equivalents	**(16,363)**	27,708

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $55.9 million during the first nine months of 2008 compared to $68.1 million in the corresponding period of 2007, primarily due to higher revenues being more than offset by higher operating and SG&A expenses. Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at September 30, 2008, Calfrac had working capital of $104.7 million, an increase of $5.0 million from September 30, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of September 2007.

Financing Activities

Net cash provided by financing activities in the first nine months of 2008 decreased to $7.0 million from $90.9 million in the same period in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus one percent or bankers' acceptances plus one percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. In response to the recent turmoil in the financial markets, the Company drew $25.0 million on its operating line of credit and $65.0 million on its revolving term loan during October 2008. The surplus cash is being invested in short-term investments with a large, global financial institution until the credit market stabilizes.

At September 30, 2008, the Company had cash and cash equivalents of $22.7 million. A portion of these funds was invested in short-term investments, none of which was exposed to the liquidity issues surrounding asset-backed securities.

Investing Activities

For the nine months ended September 30, 2008, Calfrac's net cash used for investing activities was $53.9 million, down from $94.6 million in the corresponding period in 2007. Capital expenditures were $52.6 million, down from $79.8 million in the same period of the prior year. Capital expenditures for the first nine months of 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Adoption of International Financial Reporting Standards

In January 2006, the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing the potential impacts of this changeover accordingly.

Accounting Policies and Estimates

Changes in Accounting Policies

The Company adopted the following sections from the CICA Handbook on January 1, 2008:

Inventories

Section 3031 *Inventories* replaces the previous standard on inventories, provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to

the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Outlook

The Company expects that the global financial crisis may result in lower capital spending and drilling activity by the oil and natural gas industry during 2009. Many companies have experienced substantial declines in their share values, which may reduce their ability or willingness to raise equity capital in the short term. Lending institutions, meanwhile, may tighten credit terms or amounts. Notwithstanding these current trends, the Company continues to believe that the long-term fundamentals for natural gas prices and the pressure pumping service industry remain strong.

We are also optimistic that the sharp decline in crude oil prices should translate into reduced fuel costs in the coming quarters, which will help to reduce operating costs, providing support to Calfrac's operating margins. Meanwhile, the depreciation of the Canadian dollar compared to the U.S. dollar is already mitigating softness in U.S. and Canadian natural gas prices. In late October the AECO (Canadian-dollar) spot price moved closer to the Henry Hub (U.S. dollar) spot price and the AECO 12-month NGX (Canadian dollar) strip moved closer to the Nymex (U.S. dollar) 12-month strip in nominal terms. As Calfrac's North American operations are primarily focused on natural gas pressure pumping services, strength in natural gas drilling is key to our North American activity levels.

The industry trend towards the development of emerging, unconventional reservoirs in western Canada is expected to result in strong demand for pressure pumping services throughout the remainder of 2008 and the first quarter of 2009. These new resource plays in the deeper, more technically complex basins of northern Alberta and northeast British Columbia require significant hydraulic pumping capacity in order to perform multiple fractures per well at high pumping rates and pressures. In contrast, the shallow gas fracturing market of southern Alberta has experienced lower drilling activity throughout 2008 but is anticipated to have increased activity during 2009 and 2010 due to the impending changes to Alberta's royalty regime which are effective on January 1, 2009. Calfrac has redeployed the bulk of its pumping capacity to serve the emerging, high-horsepower, unconventional plays while retaining equipment in the shallow-gas areas to serve anticipated demand.

In the United States, activity levels in the Piceance Basin and the Fayetteville shale play of Arkansas are expected to remain strong throughout the remainder of 2008. Calfrac recently revised the terms of a long-term contract with a major U.S. company to include the provision of a second Arkansas-based

fracturing spread. Pricing pressures in the United States have recently abated and the Company anticipates that prices in this market will begin to trend higher through the latter part of 2008 and early 2009. In addition, the Company completed its first fracturing job in the Bakken play of North Dakota during late October and is continuing to evaluate other growth opportunities in this predominantly oil-producing region.

Calfrac is currently progressing through the annual contract tender process in Russia and expects that its equipment fleet will be highly utilized in Western Siberia during 2009. The Company remains focused on enhancing the operating efficiency of its Russian operations in order to improve the financial performance of this geographic market.

A second Mexican fracturing spread and related support equipment were deployed during the second quarter. This additional equipment provides the Company with a larger operating scale and is expected to increase overall equipment utilization and improve the financial performance of this geographic segment.

Calfrac's cementing operations in Argentina are expected to continue to increase in scale as the Company is currently preparing to provide acidizing services during the fourth quarter and continues to evaluate future opportunities that will prudently expand the scale of operations as the pressure pumping market in South America continues to develop.

Third Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2008 third quarter results at 10:00 a.m. (Mountain Standard Time) on Thursday, November 6, 2008. The conference call dial-in number is 1-866-250-4665 or 416-646-3095. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 (once connected, enter 21287233#). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipate", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks".

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted). These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of

these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

As at	September 30, 2008	December 31, 2007
(000s) (unaudited)	*($)*	*($)*
Assets		
Current assets		
Cash and cash equivalents	**22,741**	39,104
Accounts receivable	**113,033**	86,980
Income taxes recoverable	**5,707**	786
Inventory	**33,406**	25,013
Prepaid expenses and deposits	**6,704**	5,611
	181,591	157,494
Capital assets	**417,794**	388,987
Long-term investment	**–**	928
Goodwill *(note 9)*	**10,523**	6,003
Future income taxes	**8,882**	5,498
	618,790	558,910
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**76,891**	65,338
Long-term debt *(note 4)*	**139,546**	129,535
Other long-term liabilities	**2,485**	1,882
Future income taxes	**17,008**	7,135
Deferred credit	**3,908**	4,105
Non-controlling interest	**62**	–
	239,900	207,995
Shareholders' equity		
Capital stock *(note 5)*	**169,273**	155,254
Shares held in trust *(note 6)*	**(4)**	(2,199)
Contributed surplus *(note 7)*	**6,112**	6,025
Retained earnings	**206,150**	198,039
Accumulated other comprehensive income (loss)	**(2,641)**	(6,204)
	378,890	350,915
	618,790	558,910

See accompanying notes to the consolidated financial statements.

Contingency and commitments *(note 11)*

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
(000s, except per share data) (unaudited)	**($)**	($)	**($)**	($)
Revenue	**149,527**	129,585	**384,782**	345,870
Expenses				
Operating	**111,106**	86,734	**300,198**	242,702
Selling, general and administrative	**10,609**	8,827	**28,303**	22,945
Depreciation	**12,773**	9,938	**36,868**	26,581
Interest, net	**2,692**	2,726	**8,072**	7,155
Equity share of income from long-term investments	**–**	–	**(122)**	(600)
Foreign exchange losses (gains)	**704**	(83)	**(805)**	1,286
Loss (gain) on disposal of capital assets	**125**	–	**(8)**	538
	138,009	108,142	**372,506**	300,607
Income before income taxes and non-controlling interest	**11,518**	21,443	**12,276**	45,263
Income taxes				
Current	**(1,426)**	3,742	**(3,848)**	6,106
Future	**1,769**	1,260	**6,243**	4,242
	343	5,002	**2,395**	10,348
Income before non-controlling interest	**11,175**	16,441	**9,881**	34,915
Non-controlling interest	**(28)**	–	**(122)**	–
Net income for the period	**11,203**	16,441	**10,003**	34,915
Retained earnings, beginning of period	**194,947**	179,800	**198,039**	163,145
Dividends	**–**	–	**(1,892)**	(1,819)
Retained earnings, end of period	**206,150**	196,241	**206,150**	196,241
Earnings per share				
Basic	**0.30**	0.45	**0.27**	0.96
Diluted	**0.30**	0.45	**0.27**	0.96

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Net income for the period	**11,203**	16,441	**10,003**	34,915
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**2,276**	(2,696)	**3,563**	(6,056)
Comprehensive income	**13,479**	13,745	**13,566**	28,859
Accumulated other comprehensive income (loss), beginning of period	**(4,917)**	(3,360)	**(6,204)**	–
Other comprehensive income (loss) for the period	**2,276**	(2,696)	**3,563**	(6,056)
Accumulated other comprehensive income (loss), end of period	**(2,641)**	(6,056)	**(2,641)**	(6,056)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Cash provided by (used in):				
Operating activities				
Net income for the period	**11,203**	16,441	**10,003**	34,915
Items not involving cash:				
Depreciation	**12,773**	9,938	**36,868**	26,581
Amortization of debt issue costs	**159**	165	**464**	430
Stock-based compensation	**1,127**	594	**2,583**	1,954
Equity share of income from long-term investments	**–**	–	**(122)**	(600)
Loss (gain) on disposal of capital assets	**125**	–	**(8)**	538
Future income taxes	**1,769**	1,260	**6,243**	4,242
Non-controlling interest	**(28)**	–	**(122)**	–
Funds provided by operations	**27,128**	28,398	**55,909**	68,060
Net change in non-cash operating assets and liabilities	**(28,958)**	(23,786)	**(28,785)**	(24,548)
	(1,830)	4,612	**27,124**	43,512
Financing activities				
Issuance of long-term debt	**–**	–	**–**	199,790
Long-term debt repayments	**–**	–	**–**	(107,546)
Net proceeds on issuance of common shares	**216**	1,301	**8,883**	2,515
Dividends	**–**	–	**(1,892)**	(1,819)
Purchase of common shares	**–**	–	**–**	(2,037)
	216	1,301	**6,991**	90,903
Investing activities				
Purchase of capital assets	**(18,414)**	(11,345)	**(52,574)**	(79,838)
Proceeds on disposal of capital assets	**28**	–	**285**	416
Acquisitions, net of cash acquired *(note 9)*	**–**	–	**(6,117)**	–
Long-term investments and other	**83**	–	**326**	–
Net change in non-cash working capital from purchase of capital assets	**(1,709)**	(393)	**4,181**	(15,149)
	(20,012)	(11,738)	**(53,899)**	(94,571)
Effect of exchange rate changes on cash and cash equivalents	**1,851**	(5,227)	**3,421**	(12,136)
Increase (decrease) in cash position	**(19,775)**	(11,052)	**(16,363)**	27,708
Cash and cash equivalents, beginning of period	**42,516**	44,340	**39,104**	5,580
Cash and cash equivalents, End of period	**22,741**	33,288	**22,741**	33,288

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008
(figures in text and tables are in 000s, except share data) (unaudited)

1. Basis of Presentation

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of the Company is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of Chartered Accountants (CICA) Handbook sections:

(a) Inventories

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

(b) Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(c) Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. Long-term Debt

The carrying value of long-term debt at September 30, 2008 was $139,546 (December 31, 2007 – $129,535) net of unamortized debt issue costs of $4,121 (December 31, 2007 – $4,290). The fair value of long-term debt at September 30, 2008 was $119,244 (December 31, 2007 – $128,138).

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares *(year-to-date)*	Shares	Amount
	(#)	*($000s)*
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	**492,311**	**11,379**
Issued on acquisitions *(note 9)*	**150,160**	**2,640**
Balance, September 30, 2008	**37,844,343**	**169,273**

The weighted average number of common shares outstanding for the nine months ended September 30, 2008 was 37,653,459 basic and 37,681,393 diluted (nine months ended September 30, 2007 – 36,364,351 basic and 36,434,505 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. Shares Held in Trust

The Company has established a trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At September 30, 2008, the trust held 175 shares which were purchased on the open market at a cost of $4 (September 30, 2007 – 83,029 shares at a cost of $2,030). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to individuals participating in the plan. Shares held within the trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

Continuity of Contributed Surplus *(year-to-date)*	Amount
(000s)	*($)*
Balance, January 1, 2008	6,025
Stock options expensed	**2,583**
Stock options exercised	**(2,496)**
Balance, September 30, 2008	**6,112**

8. Stock Options

Continuity of Stock Options *(year-to-date)*	Options	Average Exercise Price
	(#)	*($)*
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	**1,328,000**	**19.91**
Exercised for common shares	**(492,311)**	**18.04**
Forfeited	**(74,269)**	**23.81**
Balance, September 30, 2008	**1,985,643**	**22.07**

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. Acquisitions

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	Amount
(000s)	*($)*
Goodwill	**4,520**
Working capital	**1,747**
Capital assets	**371**
Total consideration	**6,638**

10. Capital Structure

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At September 30, 2008, the long-term debt to cash flow ratio was 1.85:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

As at	**September 30, 2008**	December 31, 2007
(000s)	*($)*	*($)*
Long-term debt	**139,546**	129,535
Cash flow	**75,491**	87,642
Long-term debt to cash flow ratio	**1.85**	1.4

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected the Company's appeal of the Supreme Court of Greece's decision, and reinstated the decision of the Athens Court of First Instance. The Company has reviewed the most recent judgment of the Athens Court of Appeal with its legal advisors, and has been informed that several grounds of appeal are available in respect of such judgment. The Company intends to continue to vigorously defend its position both in Greece and in any additional jurisdictions where such defence is warranted, both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time.

12. Subsequent Event

Subsequent to September 30th, 2008, the Company drew $90,000 on its credit facilities in response to the current uncertainty in the credit markets. The excess cash is currently being invested in short-term securities with a large, global financial institution.

13. Segmented Information

The Company's operations are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All operations are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

(000s)	Canada ($)	Russia ($)	United States/ Latin America ($)	Corporate ($)	Consolidated ($)
Three Months Ended September 30, 2008					
Revenue	**75,294**	**15,197**	**59,036**	**–**	**149,527**
Operating income (loss) [(1)]	**16,688**	**3,575**	**12,284**	**(4,735)**	**27,812**
Segmented assets	**272,859**	**107,577**	**238,472**	**–**	**618,908**
Capital expenditures	**6,133**	**861**	**11,420**	**–**	**18,414**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
Three Months Ended September 30, 2007					
Revenue	70,058	16,764	42,763	–	129,585
Operating income (loss) [(1)]	17,102	4,189	15,948	(3,215)	34,024
Segmented assets	276,449	109,449	148,291	–	534,189
Capital expenditures	2,536	3,336	5,473	–	11,345
Goodwill	6,003	–	–	–	6,003
Nine Months Ended September 30, 2008					
Revenue	**190,610**	**45,131**	**149,041**	**–**	**384,782**
Operating income (loss) [(1)]	**28,480**	**8,314**	**32,559**	**(13,072)**	**56,281**
Segmented assets	**272,859**	**107,577**	**238,472**	**–**	**618,908**
Capital expenditures	**17,243**	**1,747**	**33,584**	**–**	**52,574**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
Nine Months Ended September 30, 2007					
Revenue	185,996	46,189	113,685	–	345,870
Operating income (loss) [(1)]	40,507	9,869	38,389	(8,542)	80,223
Segmented assets	276,449	109,449	148,291	–	534,189
Capital expenditures	23,327	28,765	27,746	–	79,838
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
(000s)	($)	($)	($)	($)
Fracturing	**125,742**	113,469	**323,208**	305,427
Coiled tubing	**15,680**	11,528	**40,324**	27,664
Cementing	**8,105**	4,588	**21,250**	12,779
	149,527	129,585	**384,782**	345,870

For further information, please contact:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: 403-266-6000
Fax: 403-266-7381

Tom J. Medvedic
Senior Vice President, Finance and
Chief Financial Officer
Telephone: 403-266-6000
Fax: 403-266-7381

END